                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-58251

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 17, 1998)

                               2,877,616 SHARES

[LOGO OF STILLWATER MINING COMPANY APPEARS HERE]

                                 COMMON STOCK

    This prospectus supplement relates to the sale from time to time of shares of common stock that may be acquired by Salomon Smith Barney, the standby purchaser, either upon conversion of Stillwater's 7% Convertible Subordinated Notes Due 2003 or under standby arrangements Salomon Smith Barney has made with Stillwater.

   THE REDEMPTION. On April 1,            Holders who convert on or before
1999, Stillwater called its notes         April 15, 1999 will not be enti-
for redemption on May 1, 1999. Any        tled to the interest payment.
notes which are not converted into
common stock on or before April 28,
1999 will be redeemed by the com-
pany for cash.

                                       .  REDEMPTION DATE--May 1, 1999.
                                          Any notes not converted on or
                                          before April 28, 1999 will be
                                          redeemed for the redemption
 .  REDEMPTION PRICE--104% of the          price.
   principal amount of the notes
   plus accrued interest.

                                          THE STANDBY ARRANGEMENTS. To ad-
                                       dress the possibility that not all
                                       the notes will be converted, the
                                       company has entered into a standby
                                       agreement with Salomon Smith Bar-
                                       ney. Under the agreement, the
                                       standby purchaser:

 .  CONVERSION PRICE--$17.87 per
   share. Each $1,000 in principal
   amount of notes is convertible
   into 55.96 shares of common
   stock. Cash will be paid in lieu
   of fractional shares.


                                       .  will purchase from the company
 .  BREAK EVEN PRICE--$18.59 per           the number of shares of common
   share. If the market price of          stock that would have been is-
   the common stock is higher than        sued on conversion of any notes
   $18.59, note holders who convert       that were not surrendered for
   after April 15, 1999 will re-          conversion;
   ceive value greater than the
   amount that would have been re-
   ceived upon redemption.

                                       .  will convert any notes it holds
                                          or acquires prior to April 28,
                                          1999;


 .  MARKET PRICE OF THE COMMON
   STOCK--$26.375 was the closing      .  may purchase notes in the open
   sale price of the common stock         market and will convert any
   on March 31, 1999, as reported         notes it purchases into common
   on the American Stock Exchange         stock; and
   (symbol: "SWC").

                                       .  will sell the common stock so
                                          acquired.

 .  EXPIRATION DATE OF CONVERSION
   RIGHT. Any notes not converted
   by 5:00 p.m. (New York City
   time) on April 28, 1999 will be
   redeemed for cash.

                                          The standby purchaser will pay
                                       Stillwater $18.59 per share and
                                       split with Stillwater any net
                                       profit on sales of common stock
                                       made under this prospectus supple-
                                       ment. The standby purchaser also
                                       will receive a fee of $0.65 to
                                       $0.84 per share based on the number
                                       of shares it purchases from the
                                       company.

 .  INTEREST PAYMENT RECORD DATE--
   April 15, 1999. Holders of the
   notes on the record date are en-
   titled to the $35.00 semi-annual
   interest payment payable per
   $1,000 of notes on May 1, 1999.
   A holder on the record date may
   convert the notes into common
   stock on or before April 28,
   1999 and still receive the in-
   terest payment.

                                          In addition, Stillwater will pay
                                       the standby purchaser a commitment
                                       fee totaling 0.60% of the aggregate
                                       redemption price of the notes out-
                                       standing on the date of this pro-
                                       spectus supplement.

    INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                             SALOMON SMITH BARNEY

   April 1, 1999

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THESE DOCUMENTS.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                          PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary............................................  S-1

Risk Factors.............................................................  S-3

The Company..............................................................  S-8
Use of Proceeds.......................................................... S-10
Price Range of Common Stock and Dividend Policy.......................... S-10

Capitalization........................................................... S-11

Selected Financial Information........................................... S-12

Description of Capital Stock............................................. S-14

Standby Arrangements..................................................... S-15

Legal Matters............................................................ S-16

Experts.................................................................. S-16

                               PROSPECTUS

Available Information....................................................    2

Incorporation of Certain Documents by Reference..........................    2

The Company..............................................................    4

Risk Factors.............................................................    6

Use of Proceeds..........................................................   12

Ratio of Earnings to Fixed Charges and Ration of Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................   12

Business and Properties..................................................   13

Description of Debt Securities...........................................   19

Description of Preferred Stock...........................................   28

Description of Depositary Shares.........................................   29

Description of Warrants..................................................   32

Description of Capital Stock.............................................   33

Plan of Distribution.....................................................   34

Legal Matters............................................................   35

Experts..................................................................   35

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus supplement and the related prospectus, the financial statements of the company and the other information that is incorporated by reference into this prospectus supplement and the related prospectus. All share and per share amounts included in this prospectus supplement reflect the company's three-for-two stock split effective December 31, 1998.

The Company

   Stillwater Mining Company mines, processes and refines palladium, platinum and associated metals from a geological formation in southern Montana known as the J-M Reef. The J-M Reef is the only significant source of platinum group metals outside South Africa and Russia. Associated by-product metals include rhodium, gold, silver, nickel and copper. All of our current mining operations are conducted at the Stillwater Mine in Nye, Montana. Expansion is underway at the Stillwater Mine and at the East Boulder site approximately 13 miles away toward the western end of the J-M Reef. At December 31, 1998, the company had
37.1 million tons of proven and probable reserves, at an average platinum group metal grade of 0.71 ounce per ton, containing 20.2 million ounces of palladium and 6.1 million ounces of platinum.

   During 1998, the company implemented a new expansion plan with a long-term goal of reaching an annualized rate of production of platinum group metals of approximately 1.2 million ounces before year-end 2001. The key components of the 1998 Expansion Plan include increasing mine production at the Stillwater Mine from 2,000 to 3,000 tons of ore per day, developing a new mine at East Boulder with a permitted capacity of 2,000 tons of ore per day and expanding the existing smelter and base metals refinery located in Columbus, Montana. The company has completed a preliminary study setting forth the expected costs and timetable for the 1998 Expansion Plan. Based upon studies by independent mining engineers and our internal analyses, we currently estimate that the 1998 Expansion Plan will require a capital investment of approximately $385 million. We discuss the key risks associated with the 1998 Expansion Plan under the headings "Risk Factors--Expansion Plan Risks" and "--Adverse Effects of Governmental Regulations."

   In order to finance the 1998 Expansion Plan, the company recently obtained a $175 million senior secured credit facility from a syndicate of banks led by The Bank of Nova Scotia. This credit facility, which is referred to as the Scotiabank Credit Facility, provides for a $125 million term loan facility and a $50 million revolving credit facility.

Risk Factors

   You should consider carefully the "Risk Factors" set forth immediately following this summary.

The Redemption, Conversion Rights and Standby Arrangements

   This prospectus supplement relates to the issuance of common stock upon conversion of Stillwater's notes and the sale from time to time of up to 2,877,616 shares of common stock that may be acquired by Salomon Smith Barney, the standby purchaser, either upon conversion of notes or under the standby arrangements discussed on page S-15.

   The Redemption. On April 1, 1999, Stillwater called its notes for redemption on May 1, 1999. Any notes which are not converted into common stock prior to 5:00 p.m. New York City time on April 28, 1999 will be redeemed by the company for cash.

Redemption Price............  104% of the principal amount of the notes plus accrued interest.

                              $17.87 per share. Each $1,000 in principal amount
Conversion Price............  of notes is convertible into 55.96 shares of common stock. Cash will be paid in lieu of fractional shares.

Break Even Price............  $18.59 per share. If the market price of the common stock is higher than $18.59, note holders who convert after April 15, 1999 will receive value greater than the amount that would have been received upon redemption.

Market Price of the Common
Stock.......................  $26.375 was the closing sale price of the common stock on March 31, 1999, as reported on the American Stock Exchange (symbol: "SWC").

Expiration of Conversion      Any notes not converted by 5:00 p.m. (New York
Right.......................  City time) on April 28, 1999 will be redeemed for cash.

Interest Payment Record       Holders of the notes on the record date, April
Date........................  15, 1999, are entitled to the $35.00 semi-annual interest payment payable per $1,000 of notes. A holder on the record date may convert the notes into common stock before April 28, 1999 and still receive the interest payment on May 3, 1999.
                              Holders who convert on or before April 15, 1999 will not be entitled to the interest payment.

Redemption Date.............  May 1, 1999. Any notes not converted on or before
                              April 28, 1999 will be redeemed for the
                              redemption price.

   Standby Arrangements. To address the possibility that not all the notes will be converted, the company has entered into a standby agreement with Salomon Smith Barney. Under the agreement the standby purchaser:

  . will purchase from the company the number of shares of common stock that would have been issued on conversion of any notes that were not surrendered for conversion;

  .  will convert any notes it holds or acquires prior to April 28, 1999;

  . may purchase notes in the open market and will convert any notes it purchases into common stock; and

  .  will sell the common stock so acquired.

   The standby purchaser will purchase common stock from Stillwater at $18.59 per share and will split with Stillwater any net profit on the sales of common stock made under this prospectus supplement. The standby purchaser also will receive a fee of $0.65 to $0.84 per share based on the number of shares it purchases from the company. In addition, Stillwater will pay the standby purchaser a commitment fee totaling 0.60% of the aggregate redemption price of the notes outstanding on the date of this prospectus supplement.

                                  ------------

   The company's principal executive offices are located at 1200 Seventeenth Street, Suite 900, Denver, Colorado 80202, and its telephone number at this address is (303) 352-2060.

                                  ------------

                                  RISK FACTORS

   You should consider carefully the following risk factors before you decide to acquire the common stock. You should also consider the other information contained in this prospectus supplement and information set forth in the related prospectus, in the company's reports on Forms 10-K, 10-Q and 8-K and other documents incorporated by reference.

Vulnerability to Metals Price Volatility--Changes in supply and demand could reduce revenues.

   Since the company's sole source of revenue is the sale of platinum group metals, changes in the market price of platinum group metals significantly impact profitability. Many factors beyond the company's control influence the market prices of these metals. These factors include global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal producing countries, particularly Russia and South Africa.

   Current economic and political events in Russia could result in declining market prices. If Russia disposes of substantial amounts of platinum group metals from stockpiles or otherwise, the increased supply could reduce the market prices of palladium and platinum. Recent political instability in Russia and mounting economic problems make Russian stockpiles difficult to predict and the risk of sales from stockpiles more significant. Volatility was evident during 1997 and 1998, when apparent tightness in the market for platinum group metals led to high prices for current delivery contracts and "backwardation," a condition in which delivery prices for metals in the near term are higher than delivery prices for metals to be delivered in the future.

   The company enters into hedging contracts from time to time to reduce the negative effect of price changes on the company's cash flow. In the past, these hedging activities typically consisted of contracts that required the company to deliver specific quantities of metal in the future at specific prices, the sale of call options and the purchase of put options. During the first quarter of 1997, the company entered into significant hedging positions, particularly in palladium, for sales in 1997 and 1998. Following that time, market prices for palladium to be delivered currently rose sharply. Because the company's contracts were entered into before the price increase, deliveries under the hedging contracts during 1997 and 1998 were made at below market prices and the company experienced substantial hedging losses. In 1998, the company realized $202 per ounce of palladium sold while average current delivery prices were $286 per ounce. Thus, while hedging transactions are intended to reduce the negative effects of price decreases, they can also prevent the company from benefitting from price increases. The company's below market hedge contracts were closed out during 1998 and the company has entered into long-term sales contracts that provide a floor price for sales of a portion of the company's production.

Expansion Plan Risks--Achievement of the company's long-term goals is subject to significant uncertainties.

   The company's achievement of its long-term expansion goals depends upon its ability to increase production substantially at the Stillwater Mine and related facilities and its ability to develop the East Boulder mine. Each of these tasks will require the company to construct mine and processing facilities and to commence and maintain production within budgeted levels. Although the company believes its goals and preliminary estimates are based upon reasonable assumptions, the company may need to revise its plans and estimates for the Stillwater Mine and East Boulder project as the projects progress. See "The Company--1998 Expansion Plan" for further discussion of the company's expansion plans. Among the major risks to successful completion of the 1998 Expansion Plan are:

  . potential cost overruns during development of new mine operations and construction of new facilities; and

  . possible delays and unanticipated costs resulting from difficulty in obtaining the required permits.

   In addition, a decrease in the market price for platinum group metals would limit the company's ability to successfully implement and finance the 1998 Expansion Plan.

   Based on the complexity and uncertainty involved in development projects at this early stage, it is extremely difficult to provide reliable time and cost estimates. The company cannot be certain that either the Stillwater expansion or the development of East Boulder will be completed on time or at all, that the expanded operations will achieve the anticipated production capacity, that the construction costs will not be higher than estimated, that the expected operating cost levels will be achieved or that funding will be available from internal and external sources in necessary amounts or on acceptable terms.

   The company is not planning to obtain a complete feasibility study or a final engineering study for the East Boulder project. When an 18,500-foot access tunnel has been completed, the company will reevaluate its geologic and process analyses, estimates of capital expenditures, cash operating costs and recovery rates to confirm the feasibility of proceeding with the East Boulder development. The project's capital costs, operating costs and economic returns may differ materially from the company's current analyses, which are based largely on preliminary engineering and cost estimates. The company will proceed with further development of East Boulder as the engineering studies are completed and the grade and continuity of the reserves are confirmed.

   East Boulder is a development project and has no operating history. Thus, estimates of future cash operating costs at East Boulder are based largely on the company's years of operating experience at the Stillwater Mine portion of the J-M Reef. Actual cash operating costs and economic returns may differ significantly from those currently estimated or those established in future studies and estimates. Although the company anticipates that the operating characteristics at East Boulder will be similar to the Stillwater Mine, new mining operations often experience unexpected problems during the development and start-up phases, which can result in substantial delays in reaching commercial production.

Dependence on Agreements with Significant Customers--The company's protection from price decreases depends upon performance of its marketing contracts.

   In the third quarter of 1998, the company entered into sales contracts covering the sale of palladium and platinum over the five-year period from January 1999 through December 2003. Under these contracts, the company has committed approximately 90% to 100% of its annual palladium production and 20% of its platinum production. The marketing contracts contain termination provisions that allow the purchasers to terminate in the event the company breaches and the breach is not cured within periods ranging from ten to thirty days of notice by the purchaser. In addition, the contracts contain force majeure provisions that allow for the suspension and, in one instance, the termination of the contract upon the occurrence of certain events, such as "acts of God," that are beyond the control of a contracting party and that limit the party's ability to perform the contract.

   The company, therefore, is subject to the customers' compliance with the terms of the contracts, their ability to terminate or suspend the contracts and the customers' willingness and ability to pay. In the event the company becomes involved in a disagreement with one or more of its customers, their compliance with these contracts may be at risk. For example, the company has negotiated floor prices that are well above historical low prices for palladium. In the event of a substantial decline in the market price of palladium, one or more of these customers could seek to renegotiate the prices or fail to honor the contracts. In such an event, the company's expansion plans could be threatened. In addition, under the Scotiabank Credit Facility, a default or modification of the marketing contracts could prohibit additional loans or require the repayment of outstanding loans. Although the company believes it has adequate legal remedies if a customer fails to perform, termination or breach could have a material adverse effect on the company's expansion plans and results of operations.

Limited Availability of Additional Mining Personnel and Uncertainty of Labor Relations

   The operations of the company depend significantly on the availability of qualified miners. Historically, the company has experienced high turnover with respect to its miners. In addition, the company must compete for individuals skilled in the operation and development of mining properties. The number of such persons is limited, and significant competition exists to obtain their skills. The company cannot be certain that it will be able to maintain an adequate supply of miners and other personnel or that the company's labor expenses will not increase as a result of a shortage in supply of such workers. Failure to maintain an adequate supply of miners could adversely affect the company's expansion plans and results of operations. The company currently has approximately 916 employees, about 669 of whom are covered by a collective bargaining agreement with the Oil, Chemical and Atomic Workers Union, expiring June 30, 1999. The company's inability to negotiate an acceptable contract with this union or with a new union could result in work stoppages by the affected employees and increased operating costs as a result of higher wages or benefits paid. In the event the company's employees were to engage in a strike or other work stoppage, the company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the company's business, financial condition and results of operations.

Mining Risks and Potential Inadequacy of Insurance Coverage

   Underground mining and the company's milling, smelting and refining operations involve a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, metallurgical and other processing, smelting or refining problems, unusual and unexpected rock formations, ground or slope failures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of God, mechanical equipment and facility performance problems and the availability of materials and equipment. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Fatalities have occurred at the company's mine since operations began in 1986. Industrial accidents could have a material adverse effect on the company's business and operations. Although the company believes that it maintains insurance within ranges of coverage consistent with industry practice, it cannot be certain that this insurance will cover the risks associated with mining or that the company will be able to maintain insurance to cover these risks at economically feasible premiums. The company might also become subject to liability for pollution or other hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. Losses from such events could have a material adverse effect on the company.

Adverse Effect of Governmental Regulations--Changes to regulations and compliance with existing regulations could increase costs and cause delays.

   The company's business is subject to extensive federal, state and local environmental controls and regulations, including the regulation of discharge of materials into the environment, disturbance of lands, threatened or endangered species and other environmental matters. These laws are continually changing and, as a general matter, are becoming more restrictive. Generally, compliance with these regulations requires the company to obtain permits issued by federal, state and local regulatory agencies. Certain permits require periodic renewal or review of their conditions. The company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Nonrenewal of permits or the imposition of additional conditions could have a material adverse effect on the company's financial condition or results of operations.

   Compliance with existing and future environmental laws and regulations may require additional control measures and expenditures which the company cannot predict. Environmental compliance requirements for new mines may require substantial additional control measures that could materially affect permitting and proposed construction schedules for such facilities. Under certain circumstances, facility construction may be delayed pending regulatory approval. Expansion will require new environmental permitting at the Stillwater Mine and mining and processing facilities at the East Boulder project.

   For example, in April 1996, the company submitted a permit amendment application for the expansion of the Stillwater Mine. This expansion proposal includes selection and construction of a new tailings impoundment and removal of the 2,000 tons of ore per day production cap. During 1997, as a result of this application, the Montana Department of Environmental Quality began preparation of an Environmental Impact Statement in order to assess the environmental impacts of the amendment. The Montana Department of

Environmental Quality issued the final Environmental Impact Statement in 1998, subsequent to review of draft issuances and a public hearing. In November 1998, the Record of Decision was issued by the Montana Department of Environmental Quality and the United States Forest Service. There were no material changes from the original application. An environmental group filed a complaint to challenge the adequacy of the Environmental Impact Statement and reclamation provisions developed in connection with the amendment to the permit. The complaint has not been served and it is difficult to predict whether or how it may by pursued.

   The company's activities are also subject to extensive federal, state and local laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Compliance with these and other laws and regulations could require significant capital outlays. The company has not experienced any material difficulty emanating from these extensive laws and regulations in the past, nor does it have any basis to expect any material difficulty in the future. The company believes that it has successfully complied in all material respects with all federal, state and local requirements for the current operations and planned expansion of its mining activities at the Stillwater Mine.

Potential Negative Impact of New Mining Legislation

   New laws and regulations, amendments to existing laws and regulations or more stringent enforcement of existing laws and regulations could have a material adverse impact on the company's results of operations and financial condition. In the worst case, such amendments could render the company's mining operations uneconomic. During the 1998 legislative session, legislation was introduced into the United States Congress that proposed a number of modifications to the General Mining Law, which governs the location and maintenance of unpatented mining claims and related activities on federal lands. Among those modifications were proposals which would have:

  .  imposed a royalty on production from unpatented mining claims;

  .  imposed a fee on production from patented mining claims;

  .  increased the cost of holding mining claims; and

  . imposed more specific federal reclamation requirements on operations on mining claims.

   None of those proposed modifications were enacted into law; however, similar legislative proposals have been introduced in 1999. The potential impact on the company as a result of congressional action is difficult to predict, but legislation amending the General Mining Law could adversely affect the company's ability to economically develop the J-M Reef, virtually all of which is comprised of unpatented mining claims on federal lands.

Dependence on a Single Mine--The Stillwater Mine is the company's sole source of revenues.

   All of the company's revenues are currently derived from its mining operations at the Stillwater Mine. Although the company has not experienced any serious production interruption since production began in 1987, an interruption in operations at the Stillwater Mine or at any of the company's processing facilities would have a material adverse effect on the company's ability to generate revenues and profits in the future.

Uncertainty of Title to Properties

   The validity of unpatented mining claims on public lands, which constitute most of the property holdings of the company, is often uncertain and may be contested and subject to title defects. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government. The validity of an unpatented mining claim or millsite, in terms of its location and its maintenance, depends on strict compliance with a complex body of federal and state statutory and decisional law and, for unpatented mining claims, the existence of a discovery of valuable minerals. In addition, few public records exist to definitively control the issues of validity and ownership of unpatented mining claims or millsites. While the company has obtained various reports, opinions and certificates of title for some of the unpatented mining claims or millsites it owns or to which it has the rights in accordance with what the company believes is industry practice, the company cannot be certain that the title to any of its claims may not be defective.

Difficulty of Estimating Reserves Accurately

   While the company's 1998 ore reserves have been reviewed by independent consultants, the ore reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Reserve estimates are expressions of judgment based on knowledge, experience and industry practice. Although the company believes its estimated ore reserves are well established, it cannot be certain that its estimated ore reserves are accurate, and future production experience could differ materially from such estimates. Should the company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect the company's operations. Declines in the market prices of platinum group metals may render the mining of some or all of the company's ore reserves uneconomic. The grade of ore may vary significantly from time to time and the company cannot give any assurances that any particular level of metal may be recovered from the ore reserves. Moreover, short-term factors relating to the ore reserves, such as the need for additional development of the ore body or the processing of new or different grades, may impair the profitability of the company in any particular accounting period.

Complexity of Processing Platinum Group Metals

   Producers of platinum group metals are required to conduct additional processing procedures and construct and operate additional facilities compared to gold and silver producers. In addition to concentration facilities at the mine site, the company operates its own smelting and base metals refining facilities in Columbus, Montana to produce a filter cake that is shipped for final refining by a third party refiner. The operations of a smelter and refinery by the company require environmental steps and operational expertise not required of most other precious metals producers. Though the company has not experienced any material adverse effects to date, this additional complexity of operations poses additional operational and environmental risks.

                                  THE COMPANY

   Stillwater Mining Company mines, processes and refines palladium, platinum and associated metals from a geological formation in southern Montana known as the J-M Reef. The J-M Reef is the only significant source of platinum group metals outside South Africa and Russia. Associated by-product metals of platinum group metals include rhodium, gold, silver, nickel and copper. All of our current mining operations are conducted at the Stillwater Mine in Nye, Montana. Expansion is underway at the Stillwater Mine and at the East Boulder site approximately 13 miles away toward the western end of the J-M Reef.

   Platinum group metals are rare precious metals with unique physical qualities that are used in diverse industrial applications and in the jewelry industry. The largest and fastest growing use for platinum group metals is by the automotive industry in the production of catalysts that reduce harmful automobile emissions. Palladium is also used extensively in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as for dental applications. Platinum is primarily used for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high octane gasolines and fuel cells.

   At December 31, 1998, the company had the following proven and probable ore reserves:

                     AVERAGE GRADE        CONTAINED OUNCES       CONTAINED OUNCES
       TONS         (OUNCE PER TON)         OF PALLADIUM           OF PLATINUM
   ------------     ---------------       ----------------       ----------------
   37.1 million       0.71 ounce            20.2 million           6.1 million

   "Reserves" refers to the portion of a mineral deposit that can be economically and legally extracted, and the figures shown above do not take into account the loss of approximately 10% of these reserves during processing of the metals. The company's reserves are located in a 28-mile long mineralized zone of the J-M Reef that extends downward over one mile to an unknown depth. The company holds the rights to claims covering substantially all of the presently identified platinum group metal mineralized zone of the J-M Reef. At 1998 production levels, the proven and probable reserves contained in the J-M Reef could be mined for over 40 years. Because of this substantial remaining mine life, the company implemented an expansion program in 1994 with the goal of increasing production and decreasing costs per ounce.

   The key elements of the 1994 Expansion Plan were to:

  . develop a new 1,950-foot shaft for ore and waste transport and an underground crusher and conveyer system;

  .  increase the number of active stopes;

  .  increase mechanized mining; and

  .  recruit additional skilled manpower.

   In the fourth quarter of 1997, the company achieved the 1994 Expansion Plan's ore production goal of approximately 2,000 tons per day. The company also substantially reduced the total cost per ounce of producing platinum group metals from $240 per ounce in 1995 to $178 per ounce in 1998. In addition, production of platinum group metals has increased substantially from 355,000 ounces in 1997 to 444,000 ounces in 1998. The company anticipates that it's 1999 production of platinum group metals will be approximately 525,000 to 575,000 ounces.

1998 EXPANSION PLAN

   During 1998, the company implemented a new expansion plan with a long-term goal of reaching an annualized rate of production of platinum group metals of approximately 1.2 million ounces before year-end 2001. The key components of the 1998 Expansion Plan include increasing mine production at the Stillwater Mine from 2,000 to 3,000 tons of ore per day, developing a new mine at East Boulder with a permitted capacity of 2,000 tons of ore per day and expanding the existing smelter and base metals refinery.

   The company has completed a preliminary study setting forth the expected costs and timetable for the 1998 Expansion Plan. Based upon studies by independent mining engineers and our internal analyses, we currently estimate that the 1998 Expansion Plan will require a capital investment of approximately $385 million, as set forth below.

   ESTIMATED CAPITAL INVESTMENT FOR THE 1998 EXPANSION PLAN
   --------------------------------------------------------
   Expansion of Stillwater Mine from 2,000 to 3,000 tons of ore per day and construction of a new tailings facility................. $ 75 million
   Development and construction of East Boulder mine and ancillary facilities......................................................  270 million
   Expansion of existing smelter and base metals refinery...........   40 million
                                                                     ------------
     Total estimated capital investment............................. $385 million
                                                                     ============

   We discuss the key risks associated with the 1998 Expansion Plan under the headings "Risk Factors--Expansion Plan Risks" and "--Adverse Effect of Governmental Regulations."

EXPANSION AT THE STILLWATER MINE

   In the second quarter of 1998, H.A. Simons Ltd., independent mining engineers, completed an engineering study on the expansion of the Stillwater Mine. Based on this study and internal analyses, the company begun work to expand the current mill throughput at the Stillwater Mine from 2,000 to 3,000 tons of ore per day. The expansion is estimated to cost approximately $75 million and will consist of modifications to the existing concentrator, additional underground development and completion of a new tailings disposal facility. When this expansion is complete, we expect that the Stillwater Mine will produce approximately 725,000 ounces of platinum group metals annually.

DEVELOPMENT OF EAST BOULDER

   The East Boulder site will provide western access to the J-M Reef. The company has received all major permits necessary to construct and operate a mining facility at East Boulder at a capacity of 2,000 tons of ore per day. Development at East Boulder will consist of construction of mine and support facilities, including an underground crusher, a surface concentrator and ancillary surface facilities with a permitted capacity of 2,000 tons per day. These facilities have been designed, however, to allow expansion beyond 2,000 tons of ore per day.

   In 1996, the company began work on the initial development phase of East Boulder and invested $7.8 million, primarily for construction of a tunnel boring machine and for electrical power supply to the mine portal site. The project was suspended in October 1996, primarily due to a downturn in palladium and platinum prices. However, the company continued to conduct permitting and environmental activities at East Boulder, spending $1.1 million during 1997. In November 1997, with the completion of the 1994 Expansion Plan and higher prices for palladium and platinum, the company restarted the East Boulder project.

   In the second quarter of 1998, the company completed the tunnel-boring machine and began development work. Independent contractors have commenced work with the company to drive a 18,500-foot long, 15-foot diameter tunnel to reach the J-M Reef. We expect the tunnel boring to take between 12 and 18 months and as of February 28, 1999, the company had drilled approximately 8,200 feet. Based upon an independent engineering study by Kilborn International Inc. (which covered primarily the underground mine and mine-related infrastructure) and our internal analyses, the company estimates the development of East Boulder should cost approximately $270 million. The company believes that the operating costs at East Boulder should be substantially similar to the costs at our existing operations at the Stillwater Mine. When completed, annual production of platinum group metals from East Boulder is expected to be approximately 450,000 to 500,000 ounces. East Boulder development depends on the project remaining economically feasible. The company discusses the key risks associated with the development of the East Boulder mine under the heading "Risk Factors--Expansion Plan Risks" and "--Adverse Effect of Governmental Regulations."

Expansion of the Smelter and Base Metals Refinery

   The company processes concentrate produced from the Stillwater Mine at a smelter and a base metals refinery located in Columbus, Montana. We need to expand these facilities in order to accommodate the increased production expected from the expansion of the Stillwater Mine and development of East Boulder. Based upon independent engineering estimates and our internal analyses, we estimate the capital cost of expanding the smelter and the base metals refinery to be approximately $40 million.

Recent Developments

   In March 1999 we obtained a $175 million senior secured credit facility from a syndicate of banks led by The Bank of Nova Scotia. This credit facility provides for a $125 million term loan facility and a $50 million revolving credit facility. Proceeds of the term loan facility will be used to finance a portion of the 1998 Expansion Plan. Proceeds of the revolving credit facility will be used for general corporate and working capital needs. The facility matures on December 31, 2005, and is secured by substantially all of the property and assets of the company. The Scotiabank Credit Facility contains typical covenants and conditions to initial and subsequent borrowings.

                                USE OF PROCEEDS

   The net proceeds from the sale of any common stock to the standby purchaser under the standby arrangements discussed on page 16 will be used to fund the redemption of any notes not tendered for conversion. Any excess net proceeds will be used for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Effective June 5, 1997, Stillwater's common stock began trading on the American Stock Exchange under the symbol "SWC." Prior to that time, the common stock was traded on the NASDAQ Stock Market under the symbol "PGMS" from December 16, 1994 to June 4, 1997. The following table sets forth, for the periods indicated, the high and low closing sales prices per share for the common stock, reported by NASDAQ or the American Stock Exchange, as applicable.

                                                                    Price Range
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
   1997
     First Quarter................................................ $15.83 $11.17
     Second Quarter...............................................  16.67  13.17
     Third Quarter................................................  15.00  12.67
     Fourth Quarter...............................................  15.33  10.17
   1998
     First Quarter................................................  16.88  10.58
     Second Quarter...............................................  19.30  14.92
     Third Quarter................................................  21.30  11.58
     Fourth Quarter...............................................  27.33  19.42
   1999
     First Quarter................................................  29.13  22.25

   The prices for the company's common stock have been retroactively adjusted to reflect a three-for-two stock split effective December 31, 1998.

   The company has never paid any dividends on its common stock and expects for the foreseeable future to retain all of its earnings from operations, if any, for use in expanding and developing its business. Any future decision as to the payment of dividends will be at the discretion of the company's Board of Directors and will depend upon the company's earnings, financial position, capital requirements, plans for expansion, loan covenants and such other factors as the Board of Directors deems relevant. Covenants in the Scotiabank Credit Facility significantly restrict the payment of dividends on the common stock.

                                 CAPITALIZATION

   The following table sets forth the cash and cash equivalents and capitalization of the company as of December 31, 1998, and as adjusted to reflect the usual conversion of all the notes into common stock.

                                                            DECEMBER 31, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
CASH AND CASH EQUIVALENTS................................. $ 49,811  $ 49,327
TOTAL LONG-TERM DEBT:
  Current portion of long-term debt and capital lease ob-
   ligations.............................................. $  2,425  $  2,425
  Long-term debt and capital lease obligations(/1/).......   58,992     7,560
                                                           --------  --------
    Total long-term debt, including current portion.......   61,417     9,985
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1,000,000 shares autho-
   rized, none issued.....................................      --        --
  Common stock, $.01 par value, 50,000,000 shares autho-
   rized, 34,548,559 shares issued and outstanding,
   37,426,679 shares issued and outstanding as adjust-
   ed(/2/)................................................      345       374
  Paid in capital.........................................  214,281   263,988
  Accumulated earnings....................................   13,381    13,381
                                                           --------  --------
    Total shareholders' equity............................  228,007   277,743
                                                           --------  --------
    Total capitalization.................................. $289,424  $287,728
                                                           ========  ========

--------
(1) The notes are convertible into common stock at $17.87 per share, subject to adjustment and, on April 1, 1999, were called for redemption which will occur on May 1, 1999. The total principal amount of notes outstanding on March 31, 1999 was $51,423,000.
(2) Issued and outstanding shares exclude 4,050,000 shares of common stock reserved for issuance under the company's stock option plans of which options covering 2,202,718 shares were outstanding at December 31, 1998.

                         SELECTED FINANCIAL INFORMATION

   The following selected financial information for the years 1996 to 1998 is from the company's audited financial statements, which are incorporated in this prospectus supplement by reference to the company's Annual Report on Form 10-K for the year ended December 31, 1998.

                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1996      1997      1998
                                                  --------  --------  --------
                                                    (IN THOUSANDS, EXCEPT
                                                      PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Revenues(/1/)...................................  $ 56,214  $ 76,877  $106,723
Costs and expenses
  Cost of metals sold(/1/)......................    50,175    67,948    66,793
  Depreciation and amortization.................     8,699    11,658    11,642
                                                  --------  --------  --------
    Total cost of sales.........................    58,874    79,606    78,435
  General and administrative expenses...........     2,532     3,479     5,102
                                                  --------  --------  --------
    Total costs and expenses....................    61,406    83,085    83,537
                                                  --------  --------  --------
Operating income (loss).........................    (5,192)   (6,208)   23,186
Interest income.................................     2,138     1,073     1,354
Interest expense, net of capitalized inter-
 est(/2/).......................................    (1,461)   (3,608)   (2,774)
                                                  --------  --------  --------
Income (loss) before income taxes and cumulative
 effect of accounting change....................    (4,515)   (8,743)   21,776
Income tax (provision) benefit..................     1,736     3,366    (8,380)
                                                  --------  --------  --------
Income (loss) before cumulative effect of ac-
 counting change................................    (2,779)   (5,377)   13,386
Cumulative effect of accounting change, net of
 income tax provision of $8,677(/3/)............    13,861       --        --
                                                  --------  --------  --------
Net income (loss)...............................  $ 11,082  $ (5,377) $ 13,386
                                                  ========  ========  ========
Basic earnings per share(/4/)
  Income (loss) before cumulative effect of ac-
   counting change..............................  $  (0.09) $  (0.18) $   0.43
  Cumulative effect of accounting change(/3/)...      0.46       --        --
                                                  --------  --------  --------
    Net income (loss)...........................  $   0.37  $  (0.18) $   0.43
                                                  ========  ========  ========
Diluted earnings per share(/4/)
  Income (loss) before cumulative effect of ac-
   counting change..............................  $  (0.09) $  (0.18) $   0.38
  Cumulative effect of accounting change(/3/)...      0.46       --        --
                                                  --------  --------  --------
    Net income (loss)...........................  $   0.37  $  (0.18) $   0.38
                                                  ========  ========  ========
Weighted average common shares outstanding(/4/)
  Basic.........................................    30,140    30,435    31,472
                                                  ========  ========  ========
  Diluted.......................................    30,140    30,435    35,019
                                                  ========  ========  ========
CASH FLOW DATA
Net cash provided by (used in) operating activi-
 ties...........................................  $ 14,464  $ (1,297) $ 31,399
Capital expenditures(/5/).......................    58,295    15,702    78,272
Depreciation and amortization...................     8,699    11,658    11,642
BALANCE SHEET DATA
Current assets..................................  $ 49,061  $ 35,303  $ 85,378
Total assets....................................   239,910   229,219   335,937
Current liabilities.............................    15,833    12,249    26,617
Long-term debt and capital lease obligations....    62,563    61,513    58,992
Shareholders' equity............................   143,666   141,392   228,007
Working capital.................................    33,228    23,054    58,761

                                                             DECEMBER 31,
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
                                                         (IN THOUSANDS, EXCEPT
                                                          PER SHARE AMOUNTS)
OPERATING DATA
Tons milled(/6/).......................................     446     577     719
Mill head grade(/7/)...................................    0.67    0.70    0.69
Ounces of palladium produced...........................     196     271     340
Ounces of platinum produced............................      59      84     104
                                                        ------- ------- -------
    Total ounces produced(/8/).........................     255     355     444
                                                        ======= ======= =======
Ounces of palladium sold...............................     214     288     337
Ounces of platinum sold................................      62      91     103
                                                        ------- ------- -------
    Total ounces sold(/8/).............................     276     379     440
                                                        ======= ======= =======
PRICE AND COST DATA(/9/)
Average realized price per palladium ounce............. $   144 $   144 $   202
Average realized price per platinum ounce..............     410     388     377
Combined average realized price per ounce..............     204     203     243
Cash costs per ton milled..............................     105     107      93
Cash costs per ounce produced..........................     184     174     151
Total costs per ounce produced.........................     219     207     178

--------
(1) Revenues consist of the sales revenue for palladium and platinum, including any hedging gain or loss. By-product metals revenue and secondary materials processing revenue are included as a reduction of cost of metals sold.
(2) Capitalized interest for the years ended December 31, 1996, 1997 and 1998 totaled $2.2 million, $1.5 million and $2.1 million.
(3) Net income for 1996 reflects a change in accounting policy which became effective January 1, 1996. Pursuant to this policy, the company changed its method of accounting for mine development expenditures by capitalizing certain direct and indirect costs related to development activities, which were previously expensed. The effect of the accounting change on 1996 results was to increase net income by approximately $5.2 million ($0.17 per share).
(4) In 1997, the company adopted SFAS No. 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share. All prior period per share data presented have been restated to conform with the provisions of this statement.
(5) Aggregate capital expenditures related to the 1994 and 1998 Expansion Plans were $35.9 million, $2.9 million, and $49.9 million in 1996, 1997 and 1998.
(6) Tons milled represent the number of grade-bearing tons of ore fed to the concentrator.
(7) Mill head grade is presented as ounces per ton of palladium and platinum combined.
(8) Ounces produced is defined as the number of ounces produced from the concentrator during the period reduced by losses expected to be incurred in subsequent smelting and refining processes. Differences in ounces produced and ounces sold are caused by the length of time required by the smelting and refining processes.
(9) A combined average realized price of palladium and platinum is reported at the same ratio as ounces are produced from the base metals refinery. Cash costs include cash costs of mine operations, processing and administrative expenses at the mine site (including overhead, taxes other than income taxes, royalties and credits for metals produced other than palladium and platinum). Total costs of production include cash costs plus depreciation and amortization. Income taxes, corporate general and administrative expenses and interest income and expense are not included in either total or cash costs.

                          DESCRIPTION OF CAPITAL STOCK

   The Company is authorized by its Certificate of Incorporation to issue 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March 30, 1999 there were 34,615,179 shares of common stock issued and outstanding and no shares of the preferred stock issued and outstanding. The following is a summary of the attributes of the common stock and preferred stock and the provisions of the rights agreement.

COMMON STOCK

   Dividends. The holders of common stock are, at the discretion of the Board of Directors, entitled to receive dividends out of funds legally available for the payment of dividends. If any shares of preferred stock are at the time outstanding, the payment of dividends on common stock or other distributions (including company repurchases of common stock) will be subject to the declaration and payment of all cumulative dividends on outstanding shares of the preferred stock.

   Liquidation. In the event of dissolution, liquidation or winding up of the company, holders of common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the company's indebtedness, and the payment of the aggregate liquidation preference of the preferred stock.

   Voting. The company's stockholders are entitled to one vote for each share on all matters voted on by stockholders, except for the election of directors. Holders of common stock have cumulative voting rights for the election of directors. Shares of common stock held by the company or any entity controlled by the company do not have voting rights and are not counted in determining the presence of a quorum. Directors are elected annually.

   No Other Rights. The holders of common stock do not have any conversion, redemption or preemptive rights.

   Transfer Agent. The transfer agent for the common stock is Harris Trust and Savings Bank, 311 West Monroe, 14th Floor, Chicago, Illinois 60690-3504.

   Listing. Shares of the company's outstanding common stock are listed on the American Stock Exchange under the symbol "SWC."

PREFERRED STOCK

   Shares of preferred stock are issuable in series. The Board of Directors is authorized to fix the designations, relative rights and preferences and limitations of each series. No shares of preferred stock have been issued prior to the filing of this prospectus.

RIGHTS AGREEMENT

   In October 1995, the Board of Directors of the company adopted a Rights Agreement under which Stillwater shareholders of record as of November 15, 1995 received a dividend in the form of preferred stock purchase rights. The purchase rights permit the holder under certain circumstances to purchase a unit, which is one one-thousandth of a share of Series A preferred stock, at an initial exercise price of $80 per unit. The purchase price, the number of units of preferred stock and the type of securities issuable upon exercise of the purchase rights are subject to adjustment. The purchase rights expire on October 26, 2005 unless earlier redeemed of exchanged. Until a purchase right is exercised, the holder has no rights as a shareholder of the company, including the right to vote or receive dividends. Subject to certain conditions, the purchase rights become exercisable ten business days after a person or group acquires or commences a tender or exchange offer to acquire a beneficial ownership of 15% or more of the company's outstanding common stock.

                              STANDBY ARRANGEMENTS

   The company has entered into an agreement with Salomon Smith Barney to address the possibility that some of the notes will not be converted into common stock. Subject to the terms and conditions stated in the agreement, Salomon Smith Barney has agreed to act as a "standby purchaser" and purchase from the company the number of shares of common stock that would have been issuable upon conversion of any notes that were redeemed. The standby purchaser will purchase the shares from the company at $18.58 per share.

   The standby purchaser may purchase notes in the market or otherwise before April 28, 1999, and has agreed to convert into common stock all of the notes which it holds or acquires. The standby purchaser intends to offer any common stock purchased from the company or acquired upon conversion of notes by the standby purchaser. The standby purchaser may make sales to dealers at prices which reflect concessions from the prices at which shares are being offered to the public. The amount of those concessions will be determined from time to time.

   The standby purchaser has agreed to pay the company 50% of its net profits on the sale under this prospectus supplement of the common stock purchased from the company. The standby purchaser also will receive a fee based on the number of shares it purchases from the company. The fee will be 3.5% of the redemption price ($0.65) per share if the standby purchaser buys 143,881 to 719,404 shares and 4.5% ($0.85) if the standby purchaser buys more than 719,404 shares. In return for the standby purchaser's commitment to purchase the shares, the company will pay the standby purchaser 0.60% of the aggregate redemption price of the notes outstanding on the date of this prospectus supplement.

   The company has agreed that it will not, without the prior written consent of the standby purchaser, offer, sell, contract to sell, or otherwise dispose of any shares of common stock of the company or any securities convertible into, or exercisable or exchangeable for, common stock for a period of time. That period shall commence on the date of this prospectus supplement and end 90 days after the redemption date, provided that if the standby purchaser does not purchase more than 431,642 shares from the company the period shall end on the redemption date. This agreement does not affect the company's ability to grant options to purchase shares of common stock under existing stock option plans, to allow the exercise of options granted under the company's existing stock option plans or to issue shares of common stock upon conversion of notes.

   In connection with this offering, the standby purchaser may over-allot or engage in covering transactions and stabilizing transactions. Over-allotment involves sales of common stock in excess of the number of shares to be purchased by the standby purchaser in the offering, which creates a short position. Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the American Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   The standby purchaser has performed certain investment banking and advisory services for the company from time to time for which it has received customary fees and expenses. In April 1996, the standby purchaser served as initial purchaser of $57,000,000 principal amount of the notes and in October of 1998 served as lead underwriter in connection with the company's issuance of 2,300,000 shares of its common stock. The standby purchaser or its affiliates may in the future provide investment banking and other financial services to the company or its affiliates for which it will receive compensation. The standby purchaser may assist in the solicitation of conversions by holders of notes but will not receive a commission for its assistance.

   The company has agreed to indemnify the standby purchaser against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the standby purchaser may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   The validity of the common stock offered will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain legal matters will be passed on for the standby purchaser by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to the company's Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The company's ore reserves set forth in the table under the heading "The Company" have been reviewed by Behre Dolbear & Company, Inc., and such information has been included in this prospectus supplement in reliance upon the authority of the firm as experts in mining, geology and ore reserve determination.

PROSPECTUS

                                  $200,000,000
                           STILLWATER MINING COMPANY

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

Stillwater Mining Company (the "Company" or "Stillwater") may offer from time to time (i) debt securities ("Debt Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series, (ii) shares of preferred stock, par value $.01 per share ("Preferred Stock"), in one or more series, (iii) depositary shares, (iv) shares of common stock, par value $.01 per share ("Common Stock"), and (v) warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants (collectively, the "Securities") may be offered either together or separately in amounts, at prices and on terms to be determined at the time of offering. Certain selling shareholders (the "Selling Shareholders") may offer from time to time shares of Common Stock. The Securities offered pursuant to this Prospectus will be limited to an aggregate initial offering price not to exceed U.S.$200,000,000 (or the equivalent in foreign currency or currency units).

The accompanying Prospectus Supplement sets forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency, currencies or currency unit, including the European Currency Unit), maturity, rate, if any (which may be fixed or variable) or method of calculation thereof, and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any conversion or exchange rights, any modification of the covenants, any listing of such Debt Securities on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities, (ii) in the case of Preferred Stock, the designation, aggregate principal amount, and stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends shall be payable, any redemption or sinking fund provisions, any conversion or exchange rights, whether the Company has elected to offer the Preferred Stock in the form of depositary shares, any listing of such Preferred Stock on a securities exchange, and any other terms in connection with the offering and sale of such Preferred Stock; (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof; and (iv) in the case of Warrants, the number and terms thereof, the number of shares of Common Stock or Preferred Stock, or amount of Debt Securities, issuable upon their exercise, the exercise price, the periods during which the Warrants are exercisable, the terms of the Preferred Stock or Debt Securities issuable upon exercise, any listing of such Warrants on a securities exchange and any other terms in connection with the offering, sale and exercise of such Warrants. If so specified in the applicable Prospectus Supplement, Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

The Company's outstanding Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "SWC." Each Prospectus Supplement will indicate if the Securities offered thereby will be listed on any securities exchange.

The Company and the Selling Shareholders may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The Company will not receive any net proceeds from the sale of any shares of Common Stock offered by the Selling Shareholders. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by such underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" and "Selling Shareholders" herein.

This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 17, 1998.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER, AGENT, DEALER OR OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES IN RESPECT OF WHICH THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT ARE DELIVERED OR AN OFFER OF ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON WHERE SUCH AN OFFER WOULD BE UNLAWFUL.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Plaza, Washington, D.C. 20549. The Common Stock is listed on the AMEX. Such reports, proxy statements and other information can also be inspected and copied at the office of this exchange at the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities. The Registration Statement and the exhibits thereto can be obtained from or inspected and copied at the public reference facilities maintained by the Commission as described in the prior paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

  1. Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 31, 1998.

  2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on April 29, 1998.

  3. Current Report on Form 8-K dated April 8, 1998, filed with the Commission on April 22, 1998.

  4. The description of the Common Stock and Preferred Stock contained in the Registration Statements on Form 8-A, filed with the Commission on November 3, 1994 and October 30, 1995.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will furnish without charge to each person, including any beneficial owner of Securities, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, 717 Seventeenth Street, Suite 1480, Denver, Colorado 80202. Telephone requests may be directed to Investor Relations at (303) 978-2525.

         FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

Some statements contained in this Prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such statements include comments regarding expansion plans, costs, reserves, grade, dilution, production and recovery rates, processing of secondary materials, permitting, anticipated cash flows, hedging, financing needs and capital expenditures, increases in processing capacity, cost reduction measures, safety, timing for feasibility studies, environmental permitting and exploration work, compliance with laws and regulations, and the palladium and platinum market. Factors that could cause actual results to differ materially include (i) economic and political events affecting supply and demand of palladium and platinum, (ii) price volatility of platinum group metals ("PGMs"), (iii) amounts and prices of the Company's forward metals sales, (iv) fluctuations in ore grade, tons mined, crushed or milled, (v) variations in concentrator, smelter or refinery operations, (vi) geological, technical, permitting, mining or processing problems, (vii) availability of experienced employees, (viii) financial market conditions and (ix) the other factors discussed under "Risk Factors", in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's filings with the Commission. Many of such factors are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are encouraged to refer to the accompanying Prospectus Supplement for more current information concerning certain information set forth in this Prospectus.

                                  THE COMPANY

Stillwater Mining Company is engaged in the development, extraction, processing and refining of palladium, platinum, and associated metals from the J-M Reef, a geological formation located in Stillwater and Sweet Grass Counties, Montana. Associated by-product metals include rhodium, gold, silver, nickel and copper. The Company conducts its current mining operations at the Stillwater Mine, in Nye, Montana. Future expansion is planned at the Stillwater Mine and at the East Boulder site, located at the western end of the J-M Reef (the "East Boulder Project").

The J-M Reef is the only significant primary source of PGMs outside the Republic of South Africa and Russia. The J-M Reef is an extensive mineralized zone containing PGMs, which has been traced over a strike length of approximately 28 miles and which extends downward over one mile to an unknown depth. The Company holds the rights to claims covering substantially all of the presently identified PGM mineralized zone of the J-M Reef.

Palladium and platinum were discovered in the J-M Reef by Manville Corporation ("Manville") geologists in the early 1970s. In 1979, a Manville subsidiary entered into a joint venture agreement with Chevron U.S.A. Inc. ("Chevron") to develop PGMs discovered in the J-M Reef. Manville and Chevron explored and developed the Stillwater property and commenced underground mining in 1986. In 1992, the Company was incorporated in Delaware, and in 1993, Chevron and Manville transferred substantially all assets, liabilities and operations at Stillwater to the Company. In September 1994, the Company redeemed Chevron's entire 50% ownership, and Manville also sold shares reducing its ownership of record to approximately 27%. In August 1995, Manville sold its remaining ownership interest in the Company to institutional investors.

At December 31, 1997, Stillwater had proven and probable reserves of approximately 29.5 million tons of ore, with an average grade of 0.79 ounces per ton containing approximately 23.4 million ounces of PGMs (approximately
19.4 million gold equivalent ounces). Based upon existing ore reserves and current production levels, the J-M Reef has an estimated mine life in excess of fifty years. Because of this long mine life, the Company has been implementing a series of expansion programs since 1994 to increase its annual production. In 1997, PGM production increased to 355,000 ounces from 255,000 in 1996 and is expected to increase further to between approximately 450,000 and 500,000 ounces in 1998. The Company recently announced a long term goal to triple PGM production over the next five years. The Company is proceeding with the additional investment designed to increase production at the Stillwater Mine from 2,000 tons per day to 3,000 tons per day and to develop the East Boulder Project over the next five years (the "1998 Expansion Plan").

The following table sets forth the Company's PGM production, cash operating costs, total cash costs and total production costs per ounce of metal produced, ounces of palladium and platinum sold and average realized prices for the period indicated.

                     PGM PRODUCTION COST(1) AND SALES DATA

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1997    1996    1995
                                                         ------- ------- -------
   Production (thousand ounces)
     Palladium..........................................     271     196     169
     Platinum...........................................      84      59      51
                                                         ------- ------- -------
       Total production.................................     355     255     220
   Cash production costs per ounce(1)...................    $174    $184    $215
   Depreciation and amortization........................      33      35      25
                                                         ------- ------- -------
       Total production costs per ounce(1)..............    $207    $219    $240
   Sales (thousand ounces)
     Palladium..........................................     288     214     180
     Platinum...........................................      91      62      54
                                                         ------- ------- -------
       Combined.........................................     379     276     234
   Average Realized Price Per Ounce
     Palladium..........................................    $144    $144    $157
     Platinum...........................................    $388    $410    $425
       Combined(2)......................................    $203    $204    $219
   Average Market Price Per Ounce
     Palladium..........................................    $178    $128    $151
     Platinum...........................................    $395    $397    $424
       Combined.........................................    $230    $191    $216

--------
(1) Cash costs of production include cash costs of mining, processing and general and administrative expenses at the mine site (including overhead, taxes other than on income, royalties and credits for metals produced other than palladium and platinum). Total costs of production include cash costs plus depreciation and amortization. Corporate expenses, income taxes and interest income and expense are not included in either total or cash costs per ounce produced. Cash costs per ounce are based upon combined production of palladium and platinum at the same ratio as ounces are produced from the Base Metals Refinery, i.e., 3.2:1.
(2) Stillwater Mining reports a combined realized price of palladium and platinum at the same ratio as ounces are produced from the Base Metals Refinery, i.e., 3.2:1. The same ratio is applicable to the market price.

                                  RISK FACTORS

Prospective purchasers of Securities should carefully read this Prospectus, any Prospectus Supplement delivered herewith, and the documents incorporated by reference herein and therein. Ownership of Securities involves certain risks. In determining whether to purchase Securities, prospective investors should consider carefully the following risk factors and the other information contained in this Prospectus, in addition to the other risk factors and information set forth in any Prospectus Supplement delivered herewith.

METAL PRICE VOLATILITY, BACKWARDATION AND HEDGING

Since the Company's sole source of revenue is the sale of PGMs, the profitability of the Company's operations can be significantly affected by changes in the market prices of PGMs. PGM prices fluctuate widely and are influenced by numerous factors beyond the Company's control, including such factors as expectations for inflation, global demand, consumption patterns, speculative activities, international political and economic conditions and production amounts and costs in the other PGM producing countries, including the Republic of South Africa and Russia. This volatility was evident during 1997, when apparent tightness in PGM markets led to multi-year highs for current delivery contracts and "backwardation," a condition in which delivery prices for metals in the near term are higher than delivery prices for metals to be delivered in the future. Since some of the world supply of palladium and platinum is a by-product of the mining of nickel and copper, a portion of the worldwide production of palladium and platinum is unrelated to the demand for such metals. As a result, ordinary market balancing mechanisms may be less effective. The market prices of PGMs could fall below the Company's production costs and remain at such levels for a sustained period, causing the Company to experience operating losses and to curtail or suspend some or all of its mining activities.

The following table shows the annual high, low and average per ounce prices of palladium and platinum for the periods indicated:

                                                 PLATINUM          PALLADIUM
                                             ----------------- -----------------
   YEAR                                      HIGH LOW  AVERAGE HIGH LOW  AVERAGE
   ----                                      ---- ---- ------- ---- ---- -------
   1993..................................... $414 $345  $376   $142 $100  $123
   1994.....................................  431  380   406    163  124   144
   1995.....................................  459  403   424    178  128   151
   1996.....................................  433  368   398    146  116   130
   1997.....................................  525  340   395    245  115   178

  Source: Johnson Matthey (1993-1996 closing prices) and Rothschild Denver Inc. (1997 bid prices).

The Company enters into hedging contracts from time to time to manage the effect of price changes in palladium and platinum on the Company's cash flow. Hedging activities typically have consisted of spot deferred contracts for future deliveries of specific quantities of PGMs at specific prices, the sale of call options and the purchase of put options. During the first quarter of 1997, the Company entered into significant hedging positions, particularly in palladium, for both 1997 and 1998 sales. The Company delivered against these hedge contracts throughout 1997, incurring substantial palladium hedging losses of approximately $10.1 million in 1997 and $5.1 million in the first quarter of 1998, due to the sharp rise in palladium spot prices and backwardation of future delivery prices that started in mid-1997. Thus, while hedging transactions are intended to reduce the negative effects of volatility of prices, hedging can limit potential gains from increases in prices and could again expose the Company to material losses in certain events. These below market hedge contracts will mature and be closed out during the remainder of 1998. The Company's hedging policy in the future will have the objective of capturing upward price movements while providing floor prices to reduce the Company's exposure to downside price movements.

EXPANSION PLAN RISKS

The Company's achievement of its long term expansion goal depends upon its ability to increase production substantially at the Stillwater Mine and related facilities and to complete exploration and development successfully and to meet its production targets at the East Boulder Project. Although the Company believes its goals and its preliminary estimates are based upon reasonable assumptions, at this time there can be no assurance that these goals can be realized. See "Business--1998 Expansion Plans."

Based upon engineering studies, the Company intends to increase production at the Stillwater Mine from 2,000 tons per day to 3,000 tons per day. Actual results may differ materially from preliminary production and cost analyses conducted by the Company. To increase production at the Stillwater Mine, the Company must receive permit approval to increase tons processed, which is subject to the completion of environmental impact analyses and public review processes. Although the environmental impact analyses and public comment period have been completed and a record of decision is expected in the fourth quarter of 1998, there can be no assurance that such decision will not be appealed. Other facilities, including the concentrator, smelter and base metals refinery ("BMR"), will also have to be expanded or modified. In addition, design, construction and operation at full capacity of new and expanded facilities must be achieved, each of which can be expected to be time-consuming and complex and to involve important elements that are beyond the Company's control.

The Company has also not yet completed a final engineering study or cost estimate for the East Boulder Project. When an 18,500 foot tunnel has been completed, geologic and process analyses, capital expenditures, cash operating costs and recovery rates will be used to confirm the feasibility of proceeding with the East Boulder Project. The project's capital costs, operating costs and economic returns may differ materially from the Company's current analysis. The Company will proceed with further development of the East Boulder Project as the engineering studies are completed and the grade and continuity of the reef are confirmed.

Based on the complexity and uncertainty involved in these projects, estimates of time and funding required at this early stage are extremely difficult to provide with certainty. No assurance can be given that either project will be completed on time or at all, that the expanded operations will achieve the anticipated production capacity, that the construction costs associated with the 1998 Expansion Plan will not be higher than anticipated, that the expected operating cost reductions will be achieved or that funding will be available from internal and external sources in necessary amounts or on acceptable terms. The anticipated timing and production results of the 1998 Expansion Plan assume, among other things, (i) the identification and development of sufficient proven reserves and (ii) the recruitment of sufficient numbers of individuals skilled in underground mining. Finally, the Company's pursuit of its expansion goals and its ability to finance them could be adversely affected by changes in PGM prices.

The construction of expanded mining operations involves a number of uncertainties, including factors beyond the Company's control. Failure to complete the 1998 Expansion Plan on a timely basis or unexpected cost increases could have a material adverse effect on the Company's future results of operations and financial condition. If the capital expenditures required to complete the 1998 Expansion Plan or to achieve the anticipated production capacity are significantly higher than expected, there is no assurance that the Company's capital resources would be sufficient to cover such costs or that the Company would be able to obtain alternative sources of financing to cover such costs.

COMPETITION; SUPPLY AND DEMAND

The Company competes with other suppliers of PGMs, some of which are significantly larger than the Company and have access to greater mineral reserves and financial and commercial resources. These suppliers include Anglo American Platinum Corporation, Ltd., Western Platinum, Ltd. and Impala Platinum Holdings, Ltd., which mine the Bushveld Complex in the Republic of South Africa, the world's principal source of PGMs. The vast majority of the world's 1997 supply of PGMs came from the Republic of South Africa and Russia. Palladium and platinum are also produced in Canada principally as a by-product of nickel and copper mining.

In the past, Russia, the primary producer of palladium, has been estimated to have supplied over 60% of what is now a seven and one-half million ounce world market. Russia is believed to produce roughly 2.0 million ounces a year as a by-product of a nickel mine, and the remaining supply has come from stockpiles accumulated over the years. The general consensus in the western markets is that the Russian stockpiles of both palladium and platinum have declined significantly and will be exhausted within the next few years. However, if Russian stockpiles of palladium and platinum were more extensive than believed and if Russian producers dispose of their stockpiles in the market, the supply scenario would improve drastically, with the likely effect of lowering prices substantially. Additional mines may open in the Republic of South Africa or elsewhere over the next several years, including the Hartley Platinum and Mimosa projects on the Great Dyke in Zimbabwe, resulting in increased global production.

Furthermore, in certain industrialized countries, an industry has developed for the recovery of PGMs from scrap sources, mostly from spent automotive and industrial catalysts. There can be no assurance that the Company will be successful in competing with these existing and emerging PGM producers. Moreover, there can be no assurance that a less expensive alternative alloy or synthetic material which has the same characteristics as PGMs will not be developed to replace PGMs in a number of key technological or industrial applications. Development of alternative alloys or materials could have an adverse effect on the Company.

DEVELOPMENT RISKS

The Company's operations will be affected by the costs and results of its continued exploration and development programs. The Company is seeking to expand its reserves only through exploration and development within its controlled claims which are located along the 28-mile J-M Reef. There can be no assurance that the Company's mineral exploration efforts will be successful. Even where mineralization has been discovered, it usually takes a number of years from the initial phases of exploration until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to confirm metallurgical processes to extract the metal from the ore and, in the case of new mines, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the replacement of existing reserves, some of which are being depleted by current production.

The Company has restarted its development of the East Boulder Project. New development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and engineering studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the PGMs from the ore, facility and equipment operating costs and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated or those established in future studies and estimates. It is not unusual in new mining operations to experience unexpected problems during the development and start-up phases, which can result in substantial delay in reaching commercial production.

There are a number of uncertainties inherent to any PGM development program, including the location of the PGM vein in the reef, receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures may be required to pursue such development activities.

MINING RISKS AND LIMITS OF INSURANCE COVERAGE

Underground mining and the Company's milling, smelting and refining operations involve a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual and unexpected rock formations, ground or slope failures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of God. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Fatalities have occurred at the Company's mine since operations began in 1986. There can be no assurance that industrial accidents will not have a material adverse effect on the Company's business and operations. Although the Company believes that it maintains insurance within ranges of coverage consistent with industry practice, there can be no assurance that this insurance will cover the risks associated with mining or that the Company will be able to maintain insurance to cover these risks at economically feasible premiums. The Company might also become subject to liability for pollution or other hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. Losses from such events could have a material adverse effect on the Company.

GOVERNMENTAL REGULATIONS

The Company's business is subject to extensive Federal, state and local environmental controls and regulations, including the regulation of discharge of materials into the environment, disturbance of lands, threatened or endangered species and other environmental matters. These laws are continually changing and, as a general matter, are becoming more restrictive. Generally, compliance with these regulations requires the Company to obtain permits issued by Federal, state and local regulatory agencies. Certain permits require periodic renewal or review of their conditions. The Company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Nonrenewal of permits or the imposition of additional conditions could have a material adverse effect on the Company's financial condition or results of operations.

Compliance with existing and future environmental laws and regulations may require additional control measures and expenditures which cannot be estimated at this time. Environmental compliance requirements for new mines may require substantial additional control measures that could materially affect permitting and proposed construction schedules for such facilities. Under certain circumstances, facility construction may be delayed pending regulatory approval. Expansion will require new environmental permitting at the Stillwater Mine and mining and processing facilities at the East Boulder Project. See "-- Expansion Plan Risks."

The Company's activities are also subject to extensive Federal, state and local laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. The Company has not experienced any material difficulty emanating from these extensive laws and regulations in the past, nor does it have any basis to expect any material difficulty relating to existing laws and regulations in the future. The Company believes that it has successfully complied in all material respects with all Federal, state and local requirements for the current operations and planned expansion of its mining activities at the Stillwater Mine. Compliance with these and other laws and regulations could require significant capital outlays.

New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Company's results of operations and financial condition and, in the worst case, could render the Company's mining operations uneconomic. During the 1997 legislative session, legislation was introduced into the United States Congress which proposed a number of modifications to the General Mining Law, which governs the location and maintenance of unpatented mining claims and related activities on federal lands. Among those modifications were proposals which would have (i) imposed a royalty on production from unpatented mining claims, (ii) increased the cost of holding such claims, and (iii) imposed more specific federal reclamation requirements on operations on such claims. None of those proposed modifications were enacted into law. The same or similar proposals may be considered by Congress in 1998 as well. The potential impact on the Company as a result of congressional action is difficult to predict, but legislation amending the General Mining Law could adversely affect the Company's ability to economically develop the J-M Reef, virtually all of which is comprised of unpatented mining claims on federal lands.

DEPENDENCE ON A SINGLE MINE

All of the Company's revenues are currently derived from its mining and operations at the Stillwater Mine. Although the Company has not experienced any serious production interruption since production began in

1987, if the operations at the Stillwater Mine or at any of the Company's processing facilities were to be reduced, interrupted or curtailed, the Company's ability to generate revenues and profits in the future would be materially adversely affected.

TITLE TO PROPERTIES

The validity of unpatented mining claims on public lands, which constitute most of the property holdings of the Company, is often uncertain and may be contested and subject to title defects. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. While the Company has obtained various reports, opinions and certificates of title with respect to certain of the claims it owns or to which it has the rights in accordance with what the Company believes is industry practice, there can be no assurance that the title to any of its claims may not be defective.

RESERVE ESTIMATES

While the Company's 1997 ore reserves have been affirmed and verified by independent consultants, the ore reserve estimates incorporated by reference in this Prospectus are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may, on occasion, prove unreliable. Reserve estimates are expressions of judgment based on knowledge, experience and industry practice. Although the Company believes its estimated ore reserves are well established, there can be no assurance that its estimated ore reserves are accurate, and future production experience could differ materially from such estimates. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect the Company's operations. Declines in the market prices of PGMs may render the mining of some or all of the Company's ore reserves uneconomic. No assurance can be given that any particular level of PGMs may be recovered from the ore reserves and the grade of ore may vary significantly from time to time. Moreover, short-term factors relating to the ore reserves, such as the need for additional development of the ore body or the processing of new or different grades, may impair the profitability of the Company in any particular accounting period.

LABOR AVAILABILITY AND RELATIONS

The operations of the Company are significantly dependent on the availability of qualified miners. Historically, the Company has experienced high turnover with respect to its miners. In addition, the Company must compete for individuals skilled in the operation and development of PGM mining properties. The number of such persons is limited, and significant competition exists to obtain their skills. There can be no assurance that the Company will be able to maintain an adequate supply of miners and other personnel or the that the Company's labor expenses will not increase as a result of a shortage in supply of such workers. Failure to maintain an adequate supply of miners could adversely effect the Company's expansion plans and results of operations. The Company currently has approximately 735 employees, approximately 600 of whom are covered by a collective bargaining agreement with the Oil, Chemical and Atomic Workers Union (the "OCAW"), expiring June 30, 1999. The Company's inability to negotiate an acceptable contract with the OCAW or with a new union could result in work stoppages by the affected employees and increased operating costs as a result of higher wages or benefits paid. In the event the Company's employees were to engage in a strike or other work stoppage, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPLEXITY OF PROCESSING

Compared to gold and silver producers, as a PGM producer Stillwater is required to conduct additional processing procedures and construct and operate additional facilities. In addition to concentration facilities at the mine site, the Company also operates its own smelting and base metals refining facilities in Columbus, Montana to produce a PGM filter cake shipped for final refining by a third party refiner. The operations of a smelter and refinery by the Company require environmental steps and operational expertise not required of most other precious metals producers. Though no material adverse effects have been experienced to date, this additional complexity of operations poses additional operational and environmental risks.

LIMITED NUMBER OF REFINERS

The Company has generally shipped its filter cake to two third party refiners. The Company has no control over the refining operations of these third party refiners. If the refining capacity available to the Company was significantly reduced, due to the unavailability of third party refiners, changes in environmental requirements or otherwise, the Company's operations would be adversely affected.

CERTAIN ANTI-TAKEOVER EFFECTS

In October 1995, the Board of Directors adopted a stockholder rights plan and, pursuant thereto, issued preferred stock purchase rights to holders of its common stock. The Rights have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons who acquires more than 15% of the Common Stock on terms not approved by the Board of Directors. See "Description of Capital Stock--Rights Agreement."

                                USE OF PROCEEDS

Unless a Prospectus Supplement indicates otherwise, the Company intends to use the net proceeds to be received from the sale of the Securities to finance the Company's operations, for continued expansion and development activities and for other general corporate purposes. The Company will not receive any net proceeds from the sale of any shares of Common Stock offered by the Selling Shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES
                    AND RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company were as follows for the years ended December 31, 1997, 1996, 1995, 1994, and 1993:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                      1997 1996 1995 1994 1993
                                                      ---- ---- ---- ---- ----
   Ratio of Earnings to Fixed Charges................ (a)  (b)  1.2  4.7  11.8
   Ratio of Earnings to Combined Fixed Charges and
    Preferred Stock Dividends........................ (a)  (b)  1.2  4.7  11.8

--------
(a) Earnings for the year ended December 31, 1997 were inadequate to cover fixed charges by $10,196.
(b) Earnings for the year ended December 31, 1996 were inadequate to cover fixed charges by $6,796.

For purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges (exclusive of preferred stock dividends). For the purpose of calculating both ratios, fixed charges include interest expense and capitalized interest. Because the Company did not pay any preferred stock dividends during the years indicated, the ratios are identical.

                              SELLING SHAREHOLDERS

Some or all of the shares of Common Stock being offered pursuant to this Prospectus may be offered by certain Selling Shareholders. Identification of any such Selling Shareholders will be made in the applicable Prospectus Supplement.

                            BUSINESS AND PROPERTIES

GENERAL

Stillwater Mining Company ("Stillwater" or the "Company") is engaged in the exploration, development, extraction, processing and refining of palladium, platinum and associated metals from the J-M Reef located in Stillwater and Sweet Grass Counties, Montana. Associated by-product metals include rhodium, gold, silver, nickel and copper. The Company conducts its current operations at the Stillwater Mine in Nye, Montana. Future expansion is planned at the Stillwater Mine and at the East Boulder site located at the western end of the J-M Reef.

The J-M Reef is the only significant primary source of platinum group metals ("PGMs") outside the Republic of South Africa and Russia. The J-M Reef is an extensive mineralized zone containing PGMs, which has been traced over a strike length of approximately 28 miles and which extends downward over one mile to unknown depths. The Company holds the rights to claims covering substantially all of the property identified as PGM mineralized zone or the J-M Reef.

GEOLOGY AND RESERVES

The J-M Reef is located in the Beartooth Mountains in southern Montana. It is situated along the northern edge of the Beartooth Plateau, which rises to elevations of over 10,000 feet in places. This plateau is deeply dissected by several rivers and their tributaries including the Stillwater River, towards the eastern end and the Boulder River, near the western end of the known reef horizon. Both of these rivers have eroded their valley floors resulting in deep valleys cut into the gently undulating elevated plateau.

Geologically, the J-M Reef is composed of an assemblage of basic and ultrabasic rocks derived from a single, large, buried magma body emplaced an estimated 2.7 billion years ago. The molten rock was sufficiently fluid at the time of emplacement to allow individual minerals to crystallize sequentially, the heavier, more basic, darker minerals crystallizing first, sinking towards the bottom, and leaving the lighter, more siliceous light-colored minerals to crystallize out later to produce bands of norite, gabbro and anorthosite which can be traced across most of the strike length of the complex. Over time the original horizontal orientation of the reef was changed as the reef was tilted at an angle of 50 to 90 degrees to the north. The upper portion of the reef was eroded away to produce the essentially lenticular-shaped exposure of the reef evident today, which has been identified for 28 miles in an east-southeasterly direction and has a maximum width of nearly 4.5 miles near the East Boulder valley.

The PGMs, consisting of palladium, platinum and rhodium, and a small amount of nickel, copper, silver and gold, are concentrated in one principal layer. The J-M Reef appears to form a continuous layer which is exposed from the highest ridges over 9,500 feet above sea level to the deepest valleys almost a mile below the surface of the plateau. Geological and geophysical evidence suggests that the J-M Reef extends downward beyond the limits of currently available mining practice. Geological mapping and gravity surveys also suggest that the dip of the J-M Reef flattens gently and may extend 30 miles or more to the north.

The following table sets forth the Company's proven and probable palladium and platinum ore reserves and platinum and gold equivalent reserves as of December 31, 1997. The reserves reflected below are based on a cut-off grade of 0.40 ounces of palladium plus platinum per ton, and assume the following prices for economic production: $155 and $375 per ounce for palladium and platinum, respectively. Proven and probable reserves are after average mining dilution of 10% at zero grade based on actual mining experience.

The ore reserves were affirmed and verified by Behre Dolbear & Company, Inc. ("Behre Dolbear"), independent consultants, who are experts in mining, geology and ore reserve determination. The Company primarily has utilized Behre Dolbear to carry out independent reviews and inventories of the Company's ore reserves since 1990. The ore reserves have been affirmed and verified by Behre Dolbear in alternating years.

                         PROVEN AND PROBABLE RESERVES*

                                                      DECEMBER 31, 1997
                                                ------------------------------
                                                          AVERAGE    CONTAINED
                                                TONS(1)   GRADE(2)   OUNCES(2)
                                                (000'S) (OUNCES/TON)  (000'S)
                                                ------- ------------ ---------
   Proven Reserves.............................  1,379      0.86       1,184
   Probable Reserves........................... 28,130      0.79      22,183
                                                ------      ----      ------
   Total Proven and Probable Reserves.......... 29,509      0.79      23,367
                                                ------      ----      ------
   Total Platinum Equivalent Proven and
    Probable Reserves(2).......................                       15,462
                                                                      ------
   Total Gold Equivalent Proven and
    Reserves(3)................................                       19,354
                                                                      ------

--------
* Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at the time of determination and is customarily stated in terms of "ore" when dealing with metals. The probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are between 50 and 1,000 feet apart. The degree of assurance, although lower than that for proven reserves, is sufficient to predict the geological regularity of the reef between points of observation. See "Risk Factors."
(1) Total proven and probable reserves include 11,510,000 tons in the area of East Boulder. Significant capital investments will be required to access the East Boulder reserves. See "--1998 Expansion Plan."
(2) Expressed as palladium plus platinum ounces per ton at a ratio of 3.3 parts palladium to one part platinum, before processing losses of approximately ten percent (10%).
(3) Platinum and gold equivalent ounces of proven and probable reserves at December 31, 1997 are presented solely for purposes of illustration and are calculated using the London P.M. Fix of $363 per ounce of platinum, $290 per ounce of gold and $203 per ounce of palladium on December 30, 1997.

Reserves are consumed during mining operations and the Company generally replaces reserves by drilling mineralized material on a close-spaced pattern. Prior to establishment as reserves, this mineralized material has been confirmed to contain PGMs but has not yet been established as proven and probable reserves. Because of the expense of the close-spaced drilling necessary to generate proven reserves estimates, the Company generally attempts to establish sufficient reserves to support its mine development objective of approximately 18 months of production.

MINING

The Stillwater Mine accesses only a small segment of the J-M Reef, approximately five miles long, between the elevations of 6,700 and 3,100 feet above sea level. Deep exploration drill holes have confirmed the structure and mineralization of the J-M Reef down to the 2,000-foot elevation, but currently is open at depth to be further verified by additional drilling. Access to the ore at the Stillwater Mine is by means of horizontal adits and drifts driven parallel to the strike of the J-M Reef. Prior to 1994, almost all of the Company's mining activities utilized "cut-and-fill" stoping methods. This method extracts the ore in ten-foot high horizontal cuts. The open space created by the extraction of each cut is filled with waste rock and coarse concentrator tailings and becomes the floor for the next level of mining as the process moves upward.

Since 1994, the Company has introduced two mechanized mining methods: "ramp-and-fill" and "sub-level" stoping. Ramp-and-fill is a mining method in which a succession of horizontal cuts are extracted from the ore body using mobile equipment. Access to the ore body is from ramps driven in or adjacent to the ore body allowing the use of hydraulic drills and load haul dump (LHD) equipment. Sublevel stoping is a mining method in which horizontal slices of the reef are extracted in 30-foot vertical intervals utilizing mobile electric hydraulic long-hole drills and remote control rubber tired LHD's. The reef is mined in a retreat sequence along strike and up dip and mined out areas are filled with development waste. The Company believes that mechanized mining methods are safer, less expensive and more productive than traditional "cut and fill" stoping. Mechanized mining increased from 60% in 1996 to 80% in 1997. Currently, direct costs per ton mined for ramp-and-fill stoping is 40% less than cut-and-fill stoping and is more productive by one ton per man-hour. However, not all areas of the reef are amenable to ramp-and-fill mining, and the Company will continue to select the appropriate mining method on a stope-by-stope basis.

The 1,950-foot vertical shaft, which was commissioned in 1997 as part of the Company's prior expansion program, commenced in 1994, to double output from 1,000 TPD to 2,000 TPD (the "1994 Expansion Plan"), was sunk adjacent to the concentrator. Development is continuing on two levels at 3,200 and 3,800 feet above sea level, both of which are only accessible for the shaft. The crushing station was commissioned during 1997 and is located on the 3,100-foot level. All ore hoisted up the shaft is crushed. The commissioning of the production shaft and underground crushing station has reduced haulage time and costs, improved the material handling of ore and waste and improved the grinding capabilities of the concentrator. During the fourth quarter of 1997, approximately 56% of ore production was crushed and hoisted up the shaft. The Company expects this percentage to increase as more stopes are developed off the shaft. The portion of waste that cannot be used for backfill in underground excavations is hauled to the surface or hoisted up the shaft, depending on its location, and used in the rock embankment of the tailings dam or is placed in the permitted waste disposal site.

PRODUCTION

During 1997, the Company produced 355,000 ounces of palladium and platinum, up from 255,000 ounces in 1996. In the fourth quarter of 1997, the Company attained its 1994 Expansion Plan production goals: by increasing production by 46% from approximately 1,370 TPD in the fourth quarter of 1996 to approximately 2,000 TPD in the fourth quarter of 1997. Variations in production above and below 2,000 TPD can be expected in future periods. In conjunction with the 1994 Expansion Plan, the Company invested in new mobile mining equipment, reduced the number of sizes and types of equipment used in the mine, formed an additional maintenance crew to permit maintenance activities to be carried out on a 24-hour, seven day per week basis and constructed additional surface facilities.

The 1994 Expansion Plan began to impact positively the Company's cash costs of production in 1996. Cash costs of production were $215 per ounce in 1995, $184 per ounce in 1996 and $174 per ounce in 1997. During 1994 through 1997, the Company's total capital expenditures for the expansion of the Stillwater Mine and facilities were approximately $70 million, excluding capital costs for sustaining and rehabilitating the existing mine.

The Company has announced plans to triple production over five years. See "-- 1998 Expansion Plan."

CONCENTRATION

The Company maintains a concentrator plant adjacent to the Stillwater Mine. Ore is defined as material with a PGM content above a 0.40 cut-off grade. Ore is fed into the concentrator, mixed with water and ground to a slurry in a mill circuit to liberate the PGM-bearing sulfide minerals from the rock matrix. Various reagents are added to the slurry to separate the valuable sulfides from the waste rock in a flotation circuit. In the flotation circuit, the sulfide minerals are floated, recycled, reground and refloated to produce a concentrate suitable for further processing. The flotation concentrate, which represents approximately 1% of the original ore weight, is filtered, dried and transported in trailers approximately 46 miles to the Company's metallurgical complex in Columbus, Montana. Approximately 60% of the material discarded from this process is used for backfill in the mine, with the balance stored in an onsite tailings containment area.

As part of the 1994 Expansion Plan, the capacity of the concentrator was expanded with the addition of a large ball mill grinding unit, additional flotation capacity and ancillary equipment.

During 1997, the Company continued to improve the recovery performance from the new flotation circuit. Recovery improved to 90% at December 31, 1997 from 86% at December 31, 1996. During the first half of

1998, the Company installed twenty additional 300 cubic foot flotation cells, which helped to increase the concentrator's recovery to approximately 92%. These cells also increased the concentrate grade, which should result in potential cost reductions in downstream processing.

Currently, the concentrator has a capacity of 2,000 TPD. In the first half of 1998, the Company modified the concentrator by installing metal lifters and grates in the semi-autogenous (SAG) grinding mill and installing a particle size monitor (PSM), to control the particle size in the grinding circuit. The PSM provides a more uniform sized product for the flotation circuit and reduces labor requirements. The Company expects that the modification of the SAG mill and the installation of the PSM should provide the concentrator with increased capacity.

In 1996, the Company submitted an application to the Montana Department of Environmental Quality requesting an amendment to its Operating Permit. The Company's proposal contemplates the construction of a lined tailings impoundment that would serve the Stillwater Mine for the next thirty years.

SMELTING

The Company's metallurgical complex is located in Columbus, Montana, and consists of the precious metals smelter and base metals refinery (BMR). Concentrate from the mine site is fed to a 1.5 megawatt electric furnace, where it is melted and separated into a silica oxide rich slag and a PGM rich furnace matte. The slag is drained through the side of the furnace, cooled and provided to outside parties for use as road base. PGM matte is tapped from the furnace and granulated.

The furnace matte is remelted in one of two top blown rotary converters (TBRC), which separate iron from the matte. The converter matte is poured from the TBRC, granulated and transferred to the BMR in two ton bags. The matte, approximately 10% of the original smelter feed weight, is primarily copper and nickel sulfides containing about 2% PGMs.

The gases released from the smelting operations are routed through a gas/liquid scrubbing system, which removes approximately 99.8% of the sulfur dioxide. Spent scrubbing solution is treated in a process that converts the sulfur dioxide to gypsum, or calcium sulfate, and regenerates clean scrubbing solution. The gypsum is used by local farmers as a soil amendment.

The smelter's expansion was completed in 1997, increasing the daily smelting capacity from 22 TPD to 32 TPD. Feed and power control systems for the existing furnace were modified, a second TBRC was added and the gas handling and solution regeneration systems were upgraded. Additionally during 1997, the furnace was rebricked, a process that occurs every two to three years. The furnace modifications resulted in significant power savings due to increased efficiency. At 2,000 TPD of mine production, the smelter processes approximately 25-30 TPD of concentrate.

REFINING

In 1996, the Company constructed and commissioned the BMR, which utilizes the patented Sherritt Process, whereby sulfuric acid is used to dissolve the nickel, copper, cobalt and iron from the smelter matte. This process upgrades the smelter product over 25-30 times (from 2% Pd+Pt to 55-60% Pd+Pt). The BMR has a capacity equivalent to more than 4,000 tons per day of mine production. The present plant now operates two shifts per day, five days per week.

The iron is precipitated out of the solution and returned to the smelter to be processed and removed in the slag. The dissolved nickel, copper and cobalt is shipped via truck, as a sulfate solution, to an outside refiner located in Canada. The Company is paid for a portion of the nickel and cobalt content of the solution. During the first half of 1998, the Company began construction of a copper/nickel refinery to process the sulfate solution.

The resulting PGM rich filter cake is shipped to third party refiners and is returned to the account of the Company after approximately 30 days as 99.95% PGM sponge. The Company pays the third party refiners a refining charge in United States dollars per ounce for the toll processing of the BMR filter cake.

SECONDARY MATERIALS PROCESSING

A sampling facility for secondary materials was completed in late 1997. The facility was designed to accept spent catalysts that can be crushed and added to the electric furnace. Several test lots were processed during 1997, and it was determined that spent auto catalysts are suitable for processing at the Company's facilities. Processing of secondary materials was suspended in mid-1997 to assess the results of the test lots and to improve the performance of the system. The Company expects to process shipments of spent auto catalysts during 1998.

EXPLORATION ACTIVITIES

Major portions of the J-M Reef have yet to be exposed to drilling and development sufficient to allow for the delineation of additional reserves. However, given the magnitude of its current proven and probable reserves, the Company's exploration activities are limited. The Company's current plans are to continue to focus on its current PGM reserves at the Stillwater Mine and East Boulder Project rather than exploring for or attempting to acquire additional developed or undeveloped ore reserves. Consequently, exploration does not represent a significant expenditure for the Company.

1998 EXPANSION PLAN

Investors are encouraged to refer to the accompanying Prospectus Supplement for more current information concerning the 1998 Expansion Plan.

The Company has adopted a long-term goal to triple production in five years and is currently establishing the steps necessary to achieve this goal. The two key components include increasing output at the Stillwater Mine from 2,000 to 3,000 TPD and moving the East Boulder Project through development and into production. Detailed engineering is underway and a comprehensive plan for the expansion, including a timetable for construction and a cost estimate, is expected in the second half of 1998. The Company continues to refine its preliminary cost estimate of $325 million for the 1998 Expansion Plan, including $75 million for expansion of the Stillwater Mine and $250 million for development of the East Boulder Project.

EXPANSION AT STILLWATER MINE. An engineering study on the expansion of the Stillwater Mine was completed by MRDI Canada in the second quarter of 1998. The MRDI study, in addition to the Company's internal analysis, indicates the most economically attractive alternative is to expand the current mill throughput at the Stillwater Mine from 2,000 to 3,000 tons per day and to develop simultaneously the East Boulder project. Detailed engineering is underway, and a comprehensive plan for the expansion including a timetable for construction and a cost estimate is expected in the second half of 1998. When completed, incremental production from the Stillwater expansion is expected to be in the range of 250,000 ounces of palladium and platinum.

DEVELOPMENT OF THE EAST BOULDER PROJECT. The East Boulder Project provides western access to the J-M Reef, from Sweet Grass County, Montana, and is the second fully permitted access to the J-M Reef. In 1996, the Company began work on the initial exploration phase of the East Boulder Project, including site preparation, construction of a power line and procurement of a tunnel boring machine ("TBM"). During 1996, the Company invested $7.8 million in the East Boulder Project. These capital investments were primarily for construction of the TBM and providing electrical power supply to the mine portal site. In October 1996, the project was deferred, primarily due to a downturn in palladium and platinum prices. However, permitting and environmental activities continued at the East Boulder Project with approximately $1.1 million expended during 1997. In November 1997, with the achievement of the 1994 Expansion Plan's production goals and higher prices for palladium and platinum, the Company restarted the East Boulder Project. The TBM, which will provide access to the western section of the J-M Reef, was completed in the second quarter of 1998 and development work began in the second quarter of 1998. Independent contractors have been engaged to work with the Company to drive the 18,500-foot long, 15-foot diameter tunnel. This is expected to take approximately 18 months and cost approximately $20 million. During this period, the Company will complete its engineering and cost estimate for the East Boulder Project. The Company will proceed with further development of the East Boulder Project as engineering is completed and the grade and continuity of the reef have been confirmed. A preliminary feasibility study, completed in 1992, estimated the total cost of the project to be $250 million, including $50 million for contingencies.

                        DESCRIPTION OF DEBT SECURITIES

The Convertible Debt Securities may be issued from time to time in one or more series under an indenture between the Company, as issuer, and the trustee specified in the applicable Prospectus Supplement. The following statements with respect to the Convertible Debt Securities are subject to the detailed provisions of the indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the indenture (or the form of security contained therein if so specified) and, whenever any particular provision of the indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

The Convertible Debt Securities will constitute either indebtedness designated as Senior Indebtedness ("Senior Debt Securities"), indebtedness designated as Senior Subordinated Indebtedness ("Senior Subordinated Debt Securities") or indebtedness designated as Subordinated Indebtedness ("Subordinated Debt Securities"). Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Convertible Debt Securities. The Indentures will be substantially identical, except for provisions relating to subordination. See "Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities." There will be a separate trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Convertible Debt Securities issued thereunder.

The particular terms of each series of Convertible Debt Securities, as well as any modification or addition to the general terms of the Convertible Debt Securities as herein described, which may be applicable to a particular series of Convertible Debt Securities, will be described in the Prospectus Supplement relating to such series of Convertible Debt Securities and set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Convertible Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and to the description of Convertible Debt Securities set forth in this Prospectus.

GENERAL

The Convertible Debt Securities offered pursuant to this Prospectus will be limited to $200,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Convertible Debt Securities are issued with principal amounts denominated in one or more foreign currencies, composite currencies or currency units as shall be designated by the Company, or (ii) such greater amount, if Convertible Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $200,000,000 to the Company). The Indenture provides that additional convertible debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors or any duly authorized committee thereof. So long as a single Trustee is acting for the benefit of the holders of all the Convertible Debt Securities offered hereby and any such additional convertible debt securities issued under the Indenture, the Convertible Debt Securities and any such additional convertible debt securities are herein collectively referred to as the "Indenture Securities." The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and the trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as trustee. If there is more than one Trustee acting for different series of Indenture Securities, then those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate Indenture.

The applicable Prospectus Supplement will set forth a description of the particular series of Convertible Debt Securities being offered thereby, including but not limited to: (1) the designation or title of such Convertible Debt Securities; (2) the aggregate principal amount of such Convertible Debt Securities; (3) the percentage of their principal amount at which such Convertible Debt Securities will be offered; (4) the date or dates on which the principal of such Convertible Debt Securities will be payable and on which such Convertible Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) at which such Convertible Debt Securities shall bear interest, or the method of determination of such rate or rates at which such Convertible Debt Securities shall bear interest, if any; (6) the date or dates from which interest will accrue or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the currencies or currency units in which such Convertible Debt Securities are issued or payable; (8) the terms for redemption, extension or early repayment of such Convertible Debt Securities, if any; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Convertible Debt Securities are authorized to be issued; (10) the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and other conversion provisions; (11) the provisions for a sinking fund, if any; (12) whether such Convertible Debt Securities are issuable as a Global Security or Securities; (13) any index or formula to be used to determine the amount of payments of principal, premium, if any, and interest on such Convertible Debt Securities, and any commodities, currencies, currency units or indices, or value, rate or price, relevant to such determination; (14) if the principal of, premium, if any, or interest on such Convertible Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which such Convertible Debt Securities are stated to be payable, the currencies or currency units in which payment of the principal of, premium, if any, and interest on such Convertible Debt Securities as to which election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (15) if other than the principal amount thereof, the portion of the principal amount of such Convertible Debt Securities of the series which will be payable upon acceleration of the Maturity thereof; (16) whether such Convertible Debt Securities are subordinate in right of payment to any Senior Indebtedness of the Company and, if so, the terms and conditions of such subordination and the aggregate principal amount of such Senior Indebtedness outstanding as of a recent date; (17) any covenants to which the Company may be subject with respect to such Convertible Debt Securities; (18) the applicability of the provisions described under "Defeasance" below; (19) United States income tax consequences, if any; (20) the provisions for the payment of additional amounts with respect to any withholding taxes in certain cases; (21) any term or provision relating to such Convertible Debt Securities which is not inconsistent with the provisions of the Indenture; (22) the Trustee; and (23) any other special terms pertaining to such Convertible Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Convertible Debt Securities will not be listed on any securities exchange.

One or more series of Convertible Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Any material federal income tax consequences and other special considerations with respect to any series of Convertible Debt Securities will be described in the Prospectus Supplement relating to any such series of Convertible Debt Securities.

If the purchase price of any series of Convertible Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of, premium, if any, and interest on any series of Convertible Debt Securities are payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such series of Convertible Debt Securities will be set forth in the applicable Prospectus Supplement.

Convertible Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more commodities, currencies, currency units or indices. Holders of such Convertible Debt Securities may receive a principal amount (including premium, if any) on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on the applicable dates of the applicable currency, currency unit, commodity or index. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, currency units, commodities or indices to which the amount payable on such date is linked and any additional tax considerations will be set forth in the applicable Prospectus Supplement.

Except as may be set forth in the applicable Prospectus Supplement, Holders of Convertible Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or such Convertible Debt Securities in the event that the Company engages in or becomes the subject of a highly leveraged transaction, other than the limitations on mergers, consolidations and transfers of substantially all of the Company's properties and assets as an entirety to any person as described below under "Consolidation, Merger and Sale of Assets."

The Convertible Debt Securities will be general unsecured obligations of the Company.

Except as otherwise provided in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by the Company in New York, New York, except that at the option of the Company interest may be paid by check mailed to the person entitled thereto.

The Convertible Debt Securities will be issued only in fully registered form without coupons and may be presented for the registration of transfer or exchange at the corporate trust office of the Trustee. Not all Convertible Debt Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Convertible Debt Securities of such series.

SENIOR DEBT SECURITIES

The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated debt of the Company and senior to the Senior Subordinated Debt Securities and Subordinated Debt Securities.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

The payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities and the Subordinated Debt Securities will, to the extent set forth in the respective Indentures and Indenture Supplements governing such Senior Subordinated Debt Securities and Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities or Subordinated Debt Securities, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, will be entitled to receive any payment upon the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities may be made if there shall have occurred and be continuing in a default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period, or a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceedings shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities

(other than stock, and certain subordinated securities, of the Company) upon conversion or exchange or a Senior Subordinated Debt Security or Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Senior Subordinated Debt Security or Subordinated Debt Security, as the case may be.

By reason of such provisions, in the event of insolvency, holders of Senior Subordinated Debt Securities and Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness with respect thereto.

The term "Senior Indebtedness," when used with respect to any series of Senior Subordinated Debt Securities or Subordinated Debt Securities, is defined to include all amounts due on and obligations in connection with any of the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, assumed, guaranteed or otherwise created (including, without limitation, interest accruing on or after a bankruptcy or other similar event, whether or not an allowed claim therein):

  (a) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company for money borrowed or evidenced by bonds, debentures, notes or similar instruments;

  (b) reimbursement obligations and other liabilities (contingent or otherwise) of the Company with respect to letters of credit or bankers' acceptances issued for the account of the Company and interest rate protection agreements and currency exchange or purchase agreements;

  (c) obligations and liabilities (contingent or otherwise) of the Company related to capitalized lease obligations;

  (d) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company related to agreements or arrangements designed to protect the Company against fluctuations in commodity prices, including without limitation, commodity futures contracts or similar hedging instruments;

  (e) indebtedness of others of the kinds described in the preceding clauses
      (a) through (d) that the Company has assumed, guaranteed or otherwise assured the payment of, directly or indirectly;

  (f) indebtedness of another Person of the type described in the preceding clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance on property owned or held by the Company; and

  (g) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability described in the preceding clauses (a) through (f) whether or not there is any notice to or consent of the Holders of such series of Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be; except that, with respect to the Senior Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Senior Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Senior Subordinated Debt Securities and, with respect to Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Subordinated Debt Securities.

In certain circumstances, such as the bankruptcy or insolvency of the Company, bankruptcy or insolvency legislation may be applicable and the application of such legislation may lead to different results with respect to, for example, payments to be made to Holders of Convertible Debt Securities, or priorities between Holders of the Convertible Debt Securities and holders of Senior Indebtedness, than those provided for in the applicable Indenture.

If this Prospectus is being delivered in connection with a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Company's most recent fiscal quarter.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

Unless otherwise indicated in the applicable Prospectus Supplement, the Convertible Debt Securities will be issued only in fully registered form in denominations of U.S.$1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Convertible Debt Securities will be payable, and the exchange, conversion and transfer of Convertible Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes. No service charge will be made for any registration of a transfer or exchange of the Convertible Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

All monies paid by the Company to a Paying Agent for the payment of principal of, premium, if any, or interest on any Convertible Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the holder of such Convertible Debt Security may look only to the Company for payment thereof.

EVENTS OF DEFAULT

The following will be Events of Default under the Indenture with respect to Convertible Debt Securities of any series: (a) failure to pay principal (or premium, if any) on any Convertible Debt Security of that series at its maturity, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (b) failure to pay any interest on any Convertible Debt Security of that series when due, continued for 30 days, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (c) failure to make any sinking fund payment, when due, in respect of any Convertible Debt Security of that series; (d) failure to perform any other covenant of the Company in the applicable Indenture or any other covenant to which the Company may be subject with respect to Convertible Debt Securities of that series (other than a covenant solely for the benefit of a series of Convertible Debt Securities other than that series), continued for 90 days after written notice as provided in the applicable Indenture; (e) failure to pay when due on final maturity (after the expiration of any applicable grace period), or upon acceleration, any indebtedness for money borrowed by the Company in excess of U.S. $10 million; (f) certain events of bankruptcy, insolvency or reorganization; and
(g) any other Event of Default provided with respect to Convertible Debt Securities of that series.

If an Event of Default with respect to outstanding Convertible Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Convertible Debt Securities of that series, by notice as provided in the applicable Indenture, may declare the principal amount (or, if the Convertible Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Convertible Debt Securities of that series to be due and payable immediately, except that upon the occurrence of an Event of Default specified in (f) above, the principal amount (or in the case of original issue discount securities, such portion) of all Convertible Debt Securities shall be immediately due and payable without notice. However, at any time after a declaration of acceleration with respect to Convertible Debt Securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the outstanding Convertible Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

The Indentures will provide that, subject to the duty of the respective Trustees thereunder during an Event of Default to act with the required standard of care, each such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the applicable Trustee, the Holders of a majority in principal amount of the outstanding Convertible Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or to exercise any trust or power conferred on such Trustee, with respect to the Convertible Debt Securities of that series.

No Holder of a Convertible Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Convertible Debt Securities of the same series shall have made written requests, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Convertible Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Convertible Debt Security for enforcement of payment of the principal of and interest on such Convertible Debt Security on or after the respective due dates expressed in such Convertible Debt Security.

The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the respective Indentures and as to any default in such performance.

MODIFICATION AND WAIVER

Without the consent of any Holder of outstanding Convertible Debt Securities, the Company and the Trustees may amend or supplement the Indentures or the Convertible Debt Securities to cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the rights of any Holder of Convertible Debt Securities. Other modifications and amendments of the respective Indentures may be made by the Company and the applicable Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Convertible Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Convertible Debt Security affected thereby: (a) change the stated maturity of the principal of, or any installment of principal of, or premium, if any, or interest on any Convertible Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Convertible Debt Security; (c) reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, premium, if any, or interest on any Convertible Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Convertible Debt Security on or after the stated maturity or redemption date thereof; (f) modify the conversion provisions in a manner adverse to the Holders thereof;
(g) modify the subordination provisions applicable to Senior Subordinated Debt Securities or Subordinated Debt Securities in a manner adverse to the Holders thereof; (h) reduce the percentage in principal amount of outstanding Convertible Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults or (i) modify any of the provisions of certain sections as specified in the Indenture including the provisions summarized in this paragraph, except to increase any such percentage or to designate additional provisions of the Indenture, which, with respect to such series, cannot be modified or waived without the consent of the Holder of each outstanding Convertible Debt Security affected thereby.

The Holders of at least a majority in principal amount of the outstanding Convertible Debt Securities of any series may, on behalf of the Holders of all Convertible Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. The Holders of not less than a majority in principal amount of the outstanding Convertible Debt Securities of any series may, on behalf of the Holders of all Convertible Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on, any Convertible Debt Security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Convertible Debt Security of that series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The Company, without the consent of any Holders of any series of outstanding Convertible Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety (treating the Company and each of its Subsidiaries as a single consolidated entity) to, any corporation, and any other corporation may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (a) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of the United States of America, a state thereof or the District of Columbia, and assumes the Company's obligations under each series of outstanding Convertible Debt Securities and the Indentures applicable thereto; (b) the Trustee is satisfied that the transaction will not result in the successor being required to make any deduction or withholding on account of certain taxes from any payments in respect of the Securities; (c) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (d) the Trustee shall have received an officer's certificate and an opinion of counsel with respect to compliance with the foregoing requirements.

DEFEASANCE

If so indicated in the applicable Prospectus Supplement with respect to the Convertible Debt Securities of a series, the Company at its option will be released from its obligations to comply with certain covenants specified in the applicable Prospectus Supplement with respect to the Convertible Debt Securities of such series, and the occurrence of an event described in clause
(d) under "Events of Default" above with respect to any defeased covenants, and clauses (e) and (g) under "Events of Default" above shall no longer be an Event of Default, if the Company irrevocably deposits with the applicable Trustee, in trust, money, government obligations of the government issuing the currency in which the Convertible Debt Securities of the relevant series are denominated, or a combination thereof that through the payment of interest thereon and principal thereof in accordance with the terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Securities of such series on the dates such payments are due (up to the stated maturity date, or the redemption date, as the case may be) in accordance with the terms of such Convertible Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default described under "Events of Default" above or event that, after notice or lapse of time, or both, would become an Event of Default under the applicable Indenture, shall have occurred and be continuing on the date of such deposit, or, with regard to an Event of Default described under clause (f) under "Events of Default" above or an event that, after notice or lapse of time, or both, would become an Event of Default described under such clause (f), shall have occurred and be continuing at any time during the period ending on the 123rd day following such date of deposit, (b) the Company shall have delivered an opinion of counsel to the effect that the Holders of the Convertible Debt Securities will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred, and (c) such covenant defeasance will not result in the trust being in violation of the Investment Company Act of 1940. In the event the Company omits to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Convertible Debt Securities of any series as described above and the Convertible Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Convertible Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect to such payments.

Notwithstanding the description set forth under "Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities" above, in the event that the Company deposits money or government obligations in compliance with the Indenture that governs any Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, in order to defease all or certain of its obligations with respect to the applicable series of Convertible Debt Securities, the money or government obligations so deposited will not be subject to the subordination provisions of the applicable Indenture and the indebtedness evidenced by such series of Convertible Debt Securities will not be subordinated in right of payment to the holders of applicable Senior Indebtedness to the extent of the money or government obligations so deposited.

GOVERNING LAW

The Indentures and the Convertible Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

The Indenture contains certain limitations on the right of each Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions with the Company; however, if the Trustee acquires any conflicting interest and there is a default under the Convertible Debt Securities issued under the applicable Indenture, the Trustee must eliminate such conflict or resign.

BOOK-ENTRY SYSTEM

The Convertible Debt Securities of a Series may be issued in the form of one or more global certificates representing the Convertible Debt Securities (the "Global Securities") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement and will be registered in the name of the Depository or a nominee thereof. In such a case one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Convertible Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Convertible Debt Securities in definitive certificated form, a Global Security may be transferred, in whole but not in part, only to another nominee of the Depository for such series, or to a successor Depository for such series selected or approved by the Company, or to a nominee of such successor Depository.

The specific depository arrangement with respect to any series of Convertible Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depository arrangements.

Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Convertible Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Convertible Debt Securities or by the Company, if such Convertible Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to own, pledge or transfer beneficial interests in such Global Securities.

So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Convertible Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have Convertible Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Convertible Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Convertible Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security.

The Company expects that the Depository for any Convertible Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. If the Depository for any Convertible Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository or ceases to be registered or in good standing under the Securities Exchange Act of 1934, as amended, and a successor Depository is not appointed by the Company within 90 days after the Company receives notice or becomes aware of such condition, the Company will issue such Convertible Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Convertible Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Convertible Debt Securities of such series in definitive certificated form in exchange for all of the Global Security or Securities representing such Convertible Debt Securities.

7% CONVERTIBLE SUBORDINATED NOTES DUE 2003

In 1996, the Company sold $51.5 million of 7% Convertible Subordinated Notes Due 2003 (the "Notes"), maturing on May 1, 2003. The Notes are unsecured, subordinated obligations and will be redeemable, in whole or in part, at the option of the Company beginning on May 1, 1999. The Notes are convertible, subject to prior redemption or repurchase, at the option of holders prior to maturity, into shares of the Company's common stock at a conversion price of $26.80 per share.

                         DESCRIPTION OF PREFERRED STOCK

The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

The summary of the terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's articles of Incorporation relating to each series of Preferred Stock, which will be filed as an exhibit to or incorporated by reference in this Prospectus at or prior to the time of issuance of any such series of Preferred Stock.

The board of Directors of the company is authorized to approve the issuance of one or more series of Preferred Stock without further authorization of the stockholders of the company and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable Prospectus Supplement will set forth the number of shares, particular designation, relative rights and preferences and the limitations of any series of Preferred Stock in respect of which this Prospectus is deliverer. The particular terms of any such series will include the following:

  (i) the maximum number of shares to constitute the series and the designation thereof;

  (ii) the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, Common Stock or otherwise;

  (iii) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

  (iv) the liquidation preference, if any, applicable to shares of the series;

  (v) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

  (vi) the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

  (vii) the voting rights, if any, of the shares of the series;

  (viii) the currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

  (ix) the methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation;

  (x) any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

Any material United States or Canadian federal income tax consequences and other special considerations with respect to any offered shares of Preferred Stock will be described in the Prospectus Supplement relating to the offering and sale of such shares of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock.

GENERAL

The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares, each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock as described below).

The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust Company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

The form of Depositary Receipt evidencing the Depositary Shares and the provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and aversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if
(i) all outstanding Depositary Shares relating thereto have been redeemed or
(ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

The Company may issue Warrants to purchase shares of Common Stock, shares of Preferred Stock or Debt Securities. Warrants may be issued, subject to regulatory approvals, independently or together with any Common Stock, Preferred Stock or Debt Securities, as the case may be, and may be attached to or separate from such Common Stock, Preferred Stock or Debt Securities. Each series of Warrants will be issued under a separate warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the following terms of any Warrants in respect of which this Prospectus is delivered: (i) the title of such Warrants; (ii) a description of the securities (which may include shares of Common Stock, shares of Preferred Stock or Debt Securities) for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) the periods during which the Warrants are exercisable; (v) the number of shares of Common Stock or Preferred Stock or the amount of Debt Securities for which each Warrant is exercisable; (vi) the exercise price for such Warrants, including any changes to or adjustments in the exercise price;
(vii) the currency or currencies, including composite currencies, in which the exercise price of such Warrants may be payable; (viii) if applicable, the designation and terms of the shares of Preferred Stock with which such Warrants are issued; (ix) if applicable, the terms of the Debt Securities with which such Warrants are issued; (x) if applicable, the number of Warrants issued with each share of Common Stock or Preferred Stock or Debt Security; (xi) if applicable, the date on and after which such Warrants and the related shares of Common Stock or Preferred Stock or Debt Securities will be separately transferable; (xii) if applicable, a discussion of certain United States federal income tax considerations; (xiii) any listing of the Warrants on a securities exchange; and (xiv) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                          DESCRIPTION OF CAPITAL STOCK

The Company is authorized by its Certificate of Incorporation to issue 50.0 million shares of Common Stock and 1.0 million shares of Preferred Stock. As of April 21, 1998 there were 20,485,050 shares of Common Stock issued and outstanding and no shares of the Preferred Stock issued and outstanding.

COMMON STOCK

A summary of the terms and provisions of the Common Stock is set forth below.

Dividends. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor, provided that if any shares of Preferred Stock, issued under this Prospectus and any accompanying Prospectus Supplement, or any other shares of preferred stock are at the time outstanding, the payment of dividends on Common Stock or other distributions (including Company repurchases of Common Stock) will be subject to the declaration and payment of all cumulative dividends on outstanding shares of the Preferred Stock, and any Preferred Stock issued under this Prospectus and any accompanying Prospectus Supplement and any other shares of preferred stock which are then outstanding.

Liquidation. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the payment of the aggregate liquidation preference of the Preferred Stock, and any Preferred Stock issued under this Prospectus and any accompanying Prospectus Supplement and any other shares of preferred stock then outstanding.

Voting. The Company's stockholders are entitled to one vote for each share on all matters voted on by stockholders, including election of directors. Shares of Common Stock held by the Company or any entity controlled by the Company do not have voting rights and are not counted in determining the presence of a quorum. Directors are elected annually. Holders of Common Stock have no cumulative voting rights.

No Other Rights. The holders of Common Stock do not have any conversion, redemption or preemptive rights.

Transfer Agent. The transfer agents for the Common Stock are Harris Trust and Savings Bank, 1601 Elm Street, Thanksgiving Tower, Suite 2320, Dallas, Texas 75201.

Listing. Shares of the Company's outstanding Common Stock are listed on the AMEX.

PREFERRED STOCK

The Company's Certificate of Incorporation currently authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $.01 per share, issuable in series, the designations, the relative rights and preferences and the limitations of any such series. No shares of Preferred Stock have been issued prior to the filing of this Prospectus.

RIGHTS AGREEMENT

In October 1995, the Board of Directors of the Company adopted a Rights Agreement under which Stillwater shareholders of record as of November 15, 1995 received a dividend in the form of Preferred Stock Purchase Rights (the "Rights"). The Rights permit the holder to purchase one one-thousandth of a share (a unit) of Series A Preferred Stock at an initial exercise price of $80 per share under certain circumstances. The purchase price, the number of units of Preferred Stock and the type of securities issuable upon exercise of the Rights are subject to adjustment. The Rights expire on October 26, 2005 unless earlier redeemed or exchanged. Until a Right is exercised, the holder thereof has no rights as a shareholder of the Company, including the right to vote or receive dividends. Subject to certain conditions, the Rights become exercisable ten business days after a person or group acquires or commences a tender or exchange offer to acquire a beneficial ownership of 15% or more of the Company's outstanding common stock.

                              PLAN OF DISTRIBUTION

The Company and the Selling Shareholders may offer Securities to or through underwriters, through agents or directly to other purchasers.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered therein.

The Company and the Selling Shareholders may sell Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each Prospectus Supplement will set forth the terms of the Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom the Company or the Selling Shareholders have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the net proceeds to the Company or the Selling Shareholders from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Securities will be listed. Dealer trading may take place in certain of the Securities, including Securities not listed on any securities exchange.

Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. The underwriter or underwriters with respect to each underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and each of the underwriters with respect to a sale of Securities will be obligated to purchase all of its Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be offered and sold by the Company and the Selling Shareholders through agents designated by the Company or the Selling Shareholders, as applicable, from time to time. Any agent involved in the offer and sale of any Securities will be named, and any commissions payable by the Company or the Selling Shareholders, as applicable, to such agent will be set forth, in the Prospectus Supplement relating to such offering. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase Securities may be solicited directly by the Company or the Selling Shareholders and sales thereof may be made by the Company or the Selling Shareholders, as applicable, directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

The Company and the Selling Shareholders may also issue contracts under which the counterparty may be required to purchase Securities. Such contracts would be issued for Securities in amounts, at prices and on terms to be set forth in a Prospectus Supplement.

The anticipated place and time of delivery of Securities will be set forth in the applicable Prospectus Supplement.

If so indicated in the applicable Prospectus Supplement, the Company or the Selling Shareholders will authorize underwriters or agents to solicit offers by certain institutions to purchase Securities from the

Company or the Selling Shareholders, as applicable, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company or the Selling Shareholders, as applicable. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

Any underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold and any discounts or commissions received by them from the Company or the Selling Shareholders and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Underwriters and agents may be entitled, under agreements entered into with the Company or the Selling Shareholders, to indemnification by the Company or the Selling Shareholders, as applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Certain of such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for, the Company and its subsidiaries or the Selling Shareholders in the ordinary course of business.

                                 LEGAL MATTERS

The validity of the Securities offered will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado.

                                    EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The Company's ore reserves set forth in the table under the heading "Ore Reserves" have been verified by Behre Dolbart & Company, Inc., and such information has been included herein in reliance upon the authority of such firm as experts in mining, geology and ore reserve determination.

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                                2,877,616 Shares

                                  Common Stock



STILLWATER
MINING COMPANY

                                 ------------

                             PROSPECTUS SUPPLEMENT

                                 April 1, 1999

                                 ------------

                              Salomon Smith Barney



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